UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025
Commission file number: 001-41842
Abivax SA
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
7-11 boulevard Haussmann
75009 Paris, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-
F.
Form 20-F ☒ Form 40-F ☐

On December 15, 2025, Abivax SA (the "Registrant") announced its financial results as of and for the three and nine months ended September 30, 2025 and issued a press release and its unaudited interim condensed consolidated financial statements, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.
Incorporation by Reference
This Report on Form 6-K, including Exhibits 99.1 and 99.2, except for the quotes contained therein, shall be deemed to be incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-283336 and
333-288884), and Form S-8 (File No. 333-286069) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit 99.1	Press release, dated December 15, 2025
Exhibit 99.2	Unaudited Interim Condensed Consolidated Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly.

Abivax SA (Registrant)

Date: December 15, 2025	/s/ Marc de Garidel
Chief Executive Officer

Exhibit 99.2
Unaudited Interim Condensed Consolidated Financial Statements
TABLE OF CONTENTS

Page
INTRODUCTION.................................................................................................................	1
RISK FACTORS...................................................................................................................	3
OPERATING RESULTS........................................................................................................	4

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.........................................................	F-1

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, “Abivax,” “the Company,” “the Group,” “we,” “us”
and “our” refer to Abivax SA and its consolidated subsidiary, taken as a whole.
“Abivax” and the Abivax logo and other trademarks or service marks of Abivax SA appearing in this quarterly report are the property of Abivax SA. Solely for convenience, the trademarks, service marks and trade names referred to in this quarterly report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this quarterly report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
This quarterly report includes our unaudited interim condensed consolidated financial statements of financial position as of September 30, 2025 and December 31, 2024 and the related unaudited condensed consolidated statements of loss and comprehensive loss for each of the three- and nine-month periods ended September 30, 2025 and September 30, 2024 and the unaudited condensed consolidated statements of cash flows and changes in shareholder's equity for the nine-month periods ended September 30, 2025 and September 30, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting
Standards Board (“IASB”) and adopted by the European Union ("EU") regulation n°1606/2022 of July 19, 2022.
None of our financial statements were prepared in accordance with U.S. generally accepted accounting principles
(“U.S. GAAP”). Our financial statements are presented in euros and, unless otherwise stated, all monetary amounts are in euros. All references in this quarterly report to “$”, “U.S. dollars” and “dollars” mean U.S. dollars, and all references to “€”, “EUR” and “euros” mean European Monetary Union euros, unless otherwise noted. Throughout this quarterlyr report, references to "ADSs" mean American Depositary Shares (“ADSs”) or ordinary shares represented by such ADSs, as the case may be.
Special Note Regarding Forward-Looking Statements
This quarterly report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), that are based on our management’s beliefs and assumptions and on information currently available to our management.
All statements other than present and historical facts and conditions contained in this quarterly report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this quarterly report, the words
“anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,”
“will,” “would,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•the prospects of attaining, maintaining and expanding marketing authorization for our drug candidates;
•the potential attributes and clinical advantages of our drug candidates;
•the initiation, timing, progress and results of our preclinical and clinical trials (and those conducted by third parties) and other research and development programs;
•the timing of the availability of data from our clinical trials;
•the timing of and our ability to advance drug candidates through clinical development;
•the timing or likelihood of regulatory meetings and filings;
•the timing of and our ability to obtain and maintain regulatory approvals for any of our drug candidates;
•our ability to identify and develop new drug candidates from our preclinical studies;
•our ability to develop sales and marketing capabilities and transition into a commercial-stage company;
•the effects of increased competition as well as innovations by new and existing competitors in our industry;
•our ability to enter into strategic relationships or partnerships;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and propriety technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
•our expectations regarding our cash requirements;

•our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;
•the impact of government laws and regulations;
•our competitive position; and
•unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the Russia-Ukraine war and the Israel-Hamas war), and terrorist attacks.
We encourage you to read and carefully consider all of the risk factors disclosed in our annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24,
2025 (the “Annual Report”) under the caption “Item 3.D—Risk Factors” for a more complete understanding of the risks and uncertainties material to our business, including important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this document will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. These forward-looking statements represent our plans, objectives, estimates, expectations and intentions only as of the date of this filing. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
You should read this document and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
This quarterly report contains market data and industry forecasts that were obtained from industry publications.
These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this quarterly report is generally reliable, such information is inherently imprecise.
Rounding of Figures
Certain figures (including data expressed in thousands or millions of euros or dollars) and the percentages presented in this quarterly report have been rounded up or down. Accordingly, totals given may vary slightly from those obtained by adding the rounded values of those same figures.

RISK FACTORS
The Company’s business faces significant risks. You should carefully consider all of the information set forth in this document and in the Company’s other filings with the SEC, including the risk factors which the Company faces and which are faced by the Company’s industry described in “Item 3.D—Risk Factors” of the Company’s Annual
Report on Form 20-F for the fiscal year ended December 31, 2024. Our risk factors have not changed materially from those described in our Annual Report on Form 20-F. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

OPERATING RESULTS
Overview
We are a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Our lead drug candidate, obefazimod, is currently being evaluated in the following indications:
•Ulcerative colitis (“UC”): Phase 3 clinical trials for the treatment of adults with moderately to severely active UC are ongoing (“ABTECT”).  On July 22, 2025, we announced the positive Phase 3 results of our
ABTECT 8-week induction trials. Top-line results from the 44-week maintenance data read-out are expected during the second quarter of 2026.
•Crohn’s disease (“CD”): On October 3, 2024, we announced the first patient was enrolled in our
ENHANCE-CD Phase 2b clinical trial of obefazimod in patients with CD, and the 12-week induction data read-out is expected in second half of 2026.
•Combination therapy: In September 2024, we announced initial preclinical combination data of obefazimod combined with etrasimod in a mouse model of inflammatory bowel diseases (“IBD"). The results showed that treatment with the combination improved the response on body weight protection and Disease Activity
Index and a synergistic and statistically significant reduction of several cytokines (TNFa, IL-17, IL-6,
IFNg) in the blood compared to each drug alone. Additional preclinical data to support our decision-making on a combination agent is expected in 2025.
In addition, we have launched a research and development program to generate new potential drug candidates to strengthen our intellectual property portfolio on the miR-124 platform and to identify additional drug candidates from our proprietary small molecule library that includes additional miR-124 enhancers. We expect to announce a follow-on candidate selection in a new indication in the second half of 2025.

Results of Operations
The following discussion covers the material changes in financial condition and results of operations for the nine months ended September 30, 2024 and September 30, 2025, as well as the three months ended September 30, 24 and
September 30, 2025, for which consolidated statements of loss are presented in the accompanying financial statements.
Comparison of the Three-Month Ended September 30, 2024 and 2025
The following table sets forth our results of operations for the three month ended September 30, 2024 and
2025.

(In thousands of euros)	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	% Change
Other operating income ................................	1,324	2,043	54%

Total operating income ........................................	1,324	2,043	54%

Sales and marketing expenses ............................	(853)	(1,838)	115%
Research and development expenses ............	(43,286)	(55,416)	28%
General and administrative expenses ...........	(7,375)	(25,500)	246%

Total Operating expenses ....................................	(51,514)	(82,755)	61%

Operating income (loss) ............................................	(50,189)	(80,712)	61%

Financial expenses ........................................	(8,474)	(93,051)	998%
Financial income ..........................................	3,436	20,404	494%

Financial loss .........................................................	(5,037)	(72,647)	1,342%

Net loss before tax ................................................	(55,227)	(153,358)	178%

Income Tax ....................................................	—	—	—%

Net loss for the period ..........................................	(55,227)	(153,358)	178%

Total Operating Income
For the three months ended September 30, 2025, our total operating income was €2.0 million, as compared to €1.3 million for the three months ended September 30, 2024, an increase of 54% as detailed below.

Other Operating Income
The following table sets forth our other operating income for the three month ended September 30, 2024 and 2025.

(In thousands of euros)	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	% Change
CIR (Research Tax Credits) ...................................	1,332	639	(52)%
Subsidies : .............................................................	20	—	(100)%
Other ......................................................................	(27)	1,404	(5,239)%

Total other operating income .............................	1,324	2,043	54%

For the three months ended September 30, 2025, our total operating income was €2.0 million, as compared to
€1.3 million for the three months ended September 30, 2024. The increase of €0.7 million or 54% was mainly due to the recognition issuance, cancellation and depositary service fees collected from our ADSs holders and presented within the line item "Other" in 2025, partly offset by a decrease in research tax credits.
Research Tax Credits
For the three months ended September 30, 2025, we recognized research tax credits for our research and development projects of €0.6 million, as compared to €1.3 million for the three months ended September 30, 2024.
Although research and development expenses for the three months ended September 30, 2025 increased by 28% as compared to the three months ended September 30, 2024, the €(0.7) million decrease is mainly driven by (i) the maximum amount of eligible outsourced research and development expenses being capped, (ii) a decrease in internal research and development costs (for €0.4 million), (iii) the reimbursement of the CARENA and RNP-VIR conditional advances, deducted from the 2024 CIR calculation (for €0.1 million) and (iv) a change in the CIR regulation related to eligible expenses (for €0.2 million).
Other
As part of our agreement with Citibank (who is acting as our exclusive depositary for our publicly listed and freely traded ADSs), we are entitled to receive part of the fees collected by Citibank on ADSs transactions. For the three months ended September 30, 2025, we recognized income related related to issuance, cancellation and depositary service fees of €1.4 million, as compared to €0 thousand for the three months ended September 30, 2024.
The increase reflects the large number of transactions that occurred over the third quarter of 2025, following the announcement of our Phase 3 results and the completion of our Nasdaq Offering in July 2025.
Total Operating Expenses
For the three months ended September 30, 2025, our total operating expenses were €82.8 million, as compared to €51.5 million for the three months ended September 30, 2024, an increase of €31.2 million, or 61%.
This increase was primarily due to an increase in research and development expenses of €12.1 million, an increase in general and administrative expenses of €18.1 million and to a lesser degree, an increase in sales and marketing expenses of €1.0 million, each as described below.
Sales and Marketing Expenses
For the three months ended September 30, 2025, our total sales and marketing expenses were €1.8 million, as compared to €0.9 million for the three months ended September 30, 2024, an increase of €1.0 million, or 115%.
The increase was predominantly driven by an increase in our stock-based compensation expense ("AGAs"), including a €0.4 million increase in employer tax and social contributions, in turn explained by the uptick in our share price during the third quarter of 2025.

Research and Development Expenses
The following table sets forth our research and development expenses by drug candidate and therapeutic indication for the three month ended September 30, 2024 and 2025.

(In thousands of euros)	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	% Change
OBEFAZIMOD ...................................................	43,277	53,758	24%
Ulcerative Colitis ...............................................	32,453	40,856	26%
Crohn's Disease .................................................	5,170	4,057	(22)%
Obefazimod Others Indications ........................	343	3,308	865%
Transversal activities .........................................	5,311	5,538	4%
Others ....................................................................	9	1,659	18,127%

Research and Development expenses .................	43,286	55,416	28%

For the three months ended September 30, 2025, our research and development expenses were €55.4 million, as compared to €43.3 million for the three months ended September 30, 2024, an increase of €12.1 million, or 28%. This increase was primarily due to the continued progression of our UC clinical program and Phase 3 induction read out during the third quarter of 2025 of €8.4 million, or 26% and an increase in costs related to new indications (including the combination therapy) for obefazimod by €3.0 million, or 865%. These increases were partially offset by a decrease in expenses related to our CD program of €1.1 million, or (22)%, due to €1.7 million in milestone costs for first site initiation in our phase 2b trial that occurred in Q3 of 2024.
In addition, a sharp rise in employer tax and social contributions related to our stock-based compensation
("AGAs"), in turn explained by the uptick in our share price during the third quarter of 2025, contributed to the overall increase across all destinations, in an amount €14.5 million for the three-months ended September 30, 2025 compared to September 30, 2024).
General and Administrative Expenses

(In thousands of euros)	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	% Change
Personnel costs .......................................................	4,051	21,042	419%
Consulting and professional fees ............................	2,229	3,542	59%
Other general and administrative expenses ............	1,095	917	(16)%
General and administrative expenses .................	7,375	25,500	246%
For the three months ended September 30, 2025, our general and administrative expenses were
€25.5 million, as compared to €7.4 million for the three months ended September 30, 2024, an increase of
€18.1 million, or 246%. This increase was primarily due to a €17.0 million, or 419%, increase in personnel costs mainly explained by the increase in employer tax and social contributions related to our AGAs by €14.8 million resulting from the uptick in our share price during the third quarter of 2025, and to a lesser degree by an increase in consulting and professional fees by €1.3 million or 59%, driven by an increase in legal and professional fees and costs associated with operating as a dual-listed public company.
Operating Loss
For the three months ended September 30, 2025, our net operating loss was €80.7 million, as compared to a net operating loss of €50.2 million for the three months ended September 30, 2024, an increase of €30.5 million, or
61%. This increase was primarily due to an increase of €12.1 million in research and development expenses and secondarily due to an increase of €18.1 million in general and administrative expenses, and partially by an increase of €1.0 million in sales and marketing expenses.
              The overall increase is primarily driven by employer tax and social contributions related to our AGAs, due to the uptick in our share price during the third quarter of 2025, amounting to €29.6 million.

Financial Income (Loss)
For the three months ended September 30, 2025, our financial loss was €72.6 million, as compared to a financial loss of €5.0 million, for the three months ended September 30, 2024.
For the three months ended September 30, 2025, our financial loss was €72.6 million and was mainly driven by (i) increases in the fair values of the senior convertible notes in the Heights Financing (the "Heights
Convertible Notes") and the Kreos / Claret BSA by respectively €29.5 million and €37.4 million (predominantly driven by the increase in our share price and the remeasurement of these instruments prior to their conversion into ordinary shares), (ii) foreign exchange losses of €9.1 million (predominantly related to the non-cash impact of the revaluation of U.S. dollar-denominated cash and cash equivalents as of September 30, 2025), (iii) interest expenses of €2.5 million in relation to the first tranche of senior secured convertible bonds with warrants attached in the
Kreos / Claret Financing (the “Kreos / Claret OCABSA”), the second and third tranches of the senior secured bonds in the Kreos / Claret Financing and the Heights Convertible Notes, and (iv) a non-cash expense of €14.5 million in relation to our royalty certificates.
These costs were partially offset mainly by (i) foreign exchange gains of €11.5 million (including the €10.7 million gain related to our July 2025 public offering), (ii) a non cash-income of €3.6 million related to the extinguishment of the Kreos / Claret Minimum Return Indemnifications liability (following the exercises of the
Kreos / Claret BSA and the conversion of the Kreos OCABSA) and (iii) an interest income of €3.4 million in relation to the invested proceeds from our U.S. initial public offering on Nasdaq, our debt financings as well as our
July 2025 Nasdaq Offering.
For the three months ended September 30, 2024, our financial loss was €5.0 million and was mainly driven by (i) interest expenses of €3.6 million in relation to the first tranche of the Kreos / Claret OCABSA, the second and third tranches of senior secured bonds in the Kreos / Claret Financing (drawn on March 28, 2024 and June 21, 2024, respectively) and the Heights Convertible Notes, (ii) €2.3 million in relation to foreign exchange gains, (iii) a €1.4 million increase in the fair value of derivatives and (iv) €1,1 million in relation to our royalty certificates.
These costs were partially offset mainly by (i) an interest income of €2.0 million in relation to the invested proceeds from our U.S. initial public offering and listing on Nasdaq and €1.1 million decrease in the fair value of the
Kreos / Claret share warrants.
Income Taxes
For each of the three month ended September 30, 2024 and 2025, we had no income tax charge.
Net Loss
For the three months ended September 30, 2025, our net loss for the period was €153.4 million ,as compared to €55.2 million, for the three months ended September 30, 2024, an increase of €98.1 million, or 178%
mainly driven by an increase in financial loss of €67.6 million and an increase in operating expenses €31.2 million as explained above.

Comparison of the Nine Month Ended September 30, 2024 and 2025
The following table sets forth our results of operations for the nine months ended September 30, 2024 and
2025.

(In thousands of euros)	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025	% Change
Other operating income .........................................................	8,139	4,130	(49)%

Total operating income ..................................................................	8,139	4,130	(49)%

Sales and marketing expenses .................................................	(5,082)	(3,372)	(34)%
Research and development expenses ......................................	(107,936)	(133,362)	24%
General and administrative expenses ....................................	(25,306)	(41,803)	65%

Total operating expenses ...............................................................	(138,325)	(178,538)	29%

Operating loss .................................................................................	(130,186)	(174,407)	34%

Financial expenses .................................................................	(16,627)	(102,478)	516%
Financial income ....................................................................	9,949	22,743	129%

Financial loss ..................................................................................	(6,679)	(79,735)	1,094%

Net loss before tax ..........................................................................	(136,864)	(254,142)	86%

Income Tax .............................................................................	—	—	—%

Net loss for the period ....................................................................	(136,864)	(254,142)	86%

Total Operating Income
For the nine months ended September 30, 2025, our total operating income was €4.1 million, as compared to
€8.1 million for the nine months ended September 30, 2024, a decrease of (49)% as detailed below.
Other Operating Income
The following table sets forth our other operating income for the nine months ended September 30, 2024 and
2025.

(In thousands of euros)	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025	% Change
CIR (Research Tax Credits) ..............................................................	3,997	2,656	(34)%
Subsidies ...........................................................................................	4,140	—	(100)%
Other .................................................................................................	2	1,474	71,823%

Total other operating income ........................................................	8,139	4,130	(49)%

For the nine months ended September 30, 2025, our other operating income was €4.1 million, as compared to
€8.1 million for the nine months ended September 30, 2024. The decrease of €4.0 million, or (49)%, was mainly due to the recognition of grants and subsidies in 2024 as well as a decrease in our income from research tax credits, partly offset by issuance, cancellation and depositary service fees collected from our ADS holders and presented within the line item "Other" in 2025.
Research Tax Credits
For the nine months ended September 30, 2025, we recognized research tax credits for our research and development projects of €2.7 million, as compared to €4.0 million for the nine months ended September 30, 2024.
Although research and development expenses for the nine months ended September 30, 2025 increased by 24% as compared to the nine months ended September 30, 2024, the €1.3 million decrease in research tax credits was mainly driven by (i) the maximum amount of eligible outsourced research and development expenses being capped,
(ii) a decrease in internal research and development costs (for €0.3 million), (iii) the reimbursement of the CARENA and RNP-VIR conditional advances, deducted from the 2024 CIR calculation (for €0.6 million) and (iv) a change in the CIR regulation related to eligible expenses (for €0.4 million).
Subsidies
For the nine months ended September 30, 2025, our subsidy income was nil, as compared to €4.1 million for the nine months ended September 30, 2024. The decrease is related to the RNP-VIR and CARENA conditional advances granted by Bpifrance between 2013 and 2019. Following the termination of both projects, in June 2024,
Bpifrance agreed to waive 60% of the remaining conditional advances and accrued interests, resulting in a non-cash subsidy income of €4.1 million during the nine months ended September 30, 2024 (see Bpifrance - Conditional
Advances and Subsidies within the "Liquidity and Capital Resources" section).
Other
        As part of our depositary agreement with Citibank (who is acting as our exclusive depositary for our publicly listed ADSs), we are entitled to receive part of the fees collected by Citibank on ADS transactions. For the nine months ended September 30, 2025, we recognized income related to issuance, cancellation and depositary service fees of €1.5 million, as compared to €0 thousand for the nine months ended September 30, 2024. The increase reflects the large number of transactions that occurred over the third quarter of 2025, following the announcement of our Phase 3 results and the completion of our offering of ordinary shares in the form of ADSs on the Nasdaq Global
Market in July 2025 (the “July 2025 Nasdaq Offering”).
Total Operating Expenses
For the nine months ended September 30, 2025, our total operating expenses were €178.5 million, as compared to €138.3 million for the nine months ended September 30, 2024, an increase of €40.2 million, or 29%.
This increase was primarily due to an increase in research and development expenses of €25.4 million, an increase in general and administrative expenses of €16.5 million and partially offset by a decrease in sales and marketing expenses of €1.7 million, each as described below.
Sales and Marketing Expenses
For the nine months ended September 30, 2025, our total sales and marketing expenses were €3.4 million, as compared to €5.1 million for the nine months ended September 30, 2024, a decrease of €1.7 million, or (34)%.
The decrease was predominantly driven by a reduction in the headcount of our Sales and Marketing department as well as one-time costs of €1.8 million that were incurred in 2024 for the Group's corporate re-branding, including its new website.

Research and Development Expenses
The following table sets forth our research and development expenses by drug candidate and therapeutic indication for the nine months ended September 30, 2024 and 2025.

(In thousands of euros)	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025	% Change
Obefazimod ............................................................................................	105,021	130,919	25%
Ulcerative Colitis ...........................................................................	84,206	92,784	10%
Crohn’s Disease .............................................................................	6,087	11,472	88%
Obefazimod Other Indications .......................................................	310	6,295	1,930%
Transversal Activities ....................................................................	14,419	20,367	41%
Others .....................................................................................................	2,915	2,443	(16)%

Research and development expenses ...................................................	107,936	133,362	24%

For the nine months ended September 30, 2025, our research and development expenses were
€133.4 million, as compared to €107.9 million for the nine months ended September 30, 2024, an increase of
€25.4 million, or 24%. This increase was primarily due to an increase in expenses related to our UC program of €8.6 million, or 10%, resulting from our continued progression of our UC clinical program and the Phase 3 induction trials data read-out during the third quarter of 2025, an increase in expenses related to our CD program of €5.4 million, or 88%, resulting from the progression of our Phase 2b trials in CD, an increase in expenses related to new indications (including the combination therapy) for obefazimod of €6.0 million, or 1,930% and an increase in expenses related to transversal activities of €5.9 million, or 41%, mainly due to increased chemistry, manufacturing and controls ("CMC") & supply chain costs related to the progression of clinical trials and anticipation of future commercial launch.
In addition, a sharp rise in employer tax and social contributions related to our stock-based compensation
("AGAs"), in turn attributable to the increase in our share price during the third quarter of 2025, contributed to the overall increase in research and development expenses across all destinations  for the nine months ended September
30, 2025 as compared to the nine months ended September 30, 2024, in an amount of €14.8 million (of which €14.5 million was attributable to the three-months ended September 30, 2025).
General and Administrative Expenses

(In thousands of euros)	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025	% Change
Personnel costs ..........................................................................	15,483	31,588	104%
Consulting and professional fees ...............................................	6,077	7,245	19%
Other general and administrative expenses ...............................	3,746	2,971	(21)%
General and administrative expenses ....................................	25,306	41,803	65%
For the nine months ended September 30, 2025, our general and administrative expenses were
€41.8 million, as compared to €25.3 million for the nine months ended September 30, 2024, an increase of
€16.5 million, or 65%. This increase was primarily due to a €16.1 million, or 104%, increase in personnel costs, attributable to the increase in employer tax and social contributions related to our AGAs of €15.1 million (of which
€14.8 million was attributable to the three-months ended September 30, 2025), resulting from the increase in our share price during the third quarter of 2025, and to a lesser degree by an increase in consulting and professional fees by €1.2 million, or 19%, driven by an increase in legal and professional fees and costs associated with operating as a dual-listed public company. The increase was partly offset by a €0.9 million, or (24)%, decrease in other general and administrative expenses.

Operating Loss
For the nine months ended September 30, 2025, our net operating loss was €174.4 million, as compared to a net operating loss of €130.2 million for the nine months ended September 30, 2024, an increase of €44.2 million, or 34%. This increase was primarily due to an increase of €25.4 million in research and development expenses and to an increase of €16.5 million in general and administrative expenses, partially offset by a decrease of €1.7 million in sales and marketing expenses.
              The overall increase in our operating loss was primarily driven by employer tax and social contributions related to our AGAs, due to the increase in our share price during the third quarter of 2025, amounting to €30.9 million for the nine-months ended September 30, 2025, as compared to €0.6 million for the nine-months ended
September 30, 2024, an increase of €30.2 million (of which €29.6 million was attributable to the third quarter of
2025).
Financial Loss
For the nine months ended September 30, 2025, our financial loss was €79.7 million, as compared to a financial loss of €6.7 million for the nine months ended September 30, 2024.
For the nine months ended September 30, 2025, our financial loss of €79.7 million was mainly driven by (i)
increases in the fair values of the senior convertible notes (the "Heights Convertible Notes") issued pursuant to the subscription agreement entered into in August 2023 with entities affiliated with Heights Capital Management (the
"Heights Financing") and the  warrants issued in August 2023 to Kreos Capital and Claret European Growth Capital
(the “Kreos / Claret BSA") of €36.0 million and €29.9 million, respectively (predominantly driven by the increase in our share price and the remeasurement of these instruments prior to their conversion into ordinary shares), (ii)
foreign exchange losses of €11.4 million (including the €9.1 million non-cash impact of the revaluation of U.S.
dollar-denominated cash and cash equivalents as of September 30, 2025), (iii) interest expenses of €9.3 million in relation to the first tranche of senior secured convertible bonds with warrants attached issued in the Kreos / Claret
Financing (the “Kreos / Claret OCABSA”), the second and third tranches of senior secured bonds issued in the
Kreos / Claret Financing and the Heights Convertible Notes, and (iv) a non-cash expense of €15.6 million in relation to our royalty certificates.
These expenses were partially offset mainly by (i) foreign exchange gains of €11.7 million (including the
€10.7 million gain related to our July 2025 Nasdaq Offering), (ii) non cash-income of €3.6 million related to the extinguishment of the Kreos / Claret minimal return indemnifications liability (following the exercises of the Kreos /
Claret BSA and the conversion of the Kreos OCABSA) and (iii) interest income of €4.4 million in relation to the invested proceeds from our U.S. initial public offering on Nasdaq, our debt financings and our July 2025 Nasdaq
Offering.
For the nine months ended September 30, 2024, our financial loss of €6.7 million was mainly driven by (i)
interest expenses of €7.8 million in relation to the first tranche of the Kreos / Claret OCABSA  issued in the Kreos /
Claret Financing, the second and third tranches of senior secured bonds issued in the Kreos / Claret Financing
(drawn on March 28, 2024 and June 21, 2024, respectively) and the Heights Convertible Notes, (ii) a non-cash expense of €3 million in relation to our royalty certificates, (iii) €2.2 million in foreign exchange gains, (iv) a €1.2 million increase in the fair value of derivatives and (v) transaction costs of €1.6 million  related to the drawdown of the second and third tranches of the Kreos / Claret Financing.
These expenses were partially offset mainly by (i) interest income of €6.8 million in relation to the invested proceeds from our U.S. initial public offering and (ii) foreign exchange gains of €2.1 million.
Income Taxes
For each of the nine months ended September 30, 2024 and 2025, we had no income tax charge.

Net Loss
For the nine months ended September 30, 2025, our net loss was €254.1 million, as compared to
€136.9 million for the nine months ended September 30, 2024, an increase of €117.3 million, or 86%, mainly driven by an increase in operating expenses of €40.2 million of and an increase in financial loss of €73.1 million as described above.

Liquidity and Capital Resources
Sources of Liquidity
We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the nine-month periods ended
September 30, 2024 and 2025, we reported net losses of €136.9 million and €254.1 million, respectively. As of
December 31, 2024, we carried forward accumulated tax losses of €609.4 million.
Since inception, we have financed our operations through the issuance of ordinary shares with gross aggregate proceeds of €1,194.7 million,of which €130.0 million of gross proceeds were from offerings of our ordinary shares on Euronext Paris in February 2023, €223.3 million of gross proceeds were from offering of our ordinary shares in the form of ADS on the Nasdaq Global Market in our U.S. initial public offering as well as ordinary shares in
Europe (including France) and countries outside of the United States in a private placement in October 2023, €637.5 million of gross proceeds were from the offering of our ordinary shares in the form of ADS on the Nasdaq Global
Market in July 2025 Nasdaq Offering, bank borrowings and structured loans of €175.0 million, reimbursements of
CIR in an amount of €41.3 million, subsidies received from Bpifrance (including €21.3 million of subsidies and €1.8 million of conditional advances) and royalty certificates in an amount of €2.9 million.
In addition, on November 19, 2024, we entered into an equity distribution agreement with Piper Sandler & Co.
(“Piper Sandler”) allowing us to issue and sell from time to time, in one or more "at the market" offerings through
Piper Sandler acting as sales agent, ordinary shares in the form of ADSs, each ADS representing one ordinary share, nominal value of €0.01 per share, with aggregate gross sales proceeds of up to $150.0 million (the "ATM Program").
To date, we have not sold any ADSs pursuant to the ATM Program.
Based on our existing cash and cash equivalents of €589.7 million as of September 30, 2025, we expect, as of the date of issuance of the unaudited interim condensed consolidated financial statements included in this quarterly report, to be able to fund our forecasted cash flow requirements into the fourth quarter of 2027, allowing us to reach
12 months of expected cash runway post the planned new drug application ("NDA") submission for UC, assuming positive results from its Phase 3 maintenance trial. Our forecasted cash flow requirements take into account our assumption of continued R&D expenditure related to the continuation of the Phase 3 clinical trials of obefazimod in
UC, progression of the Phase 2b clinical trials for CD and the initial stages of the scale up of the commercial organization as we prepare for a potential launch of obefazimod in UC.
Based on the above, management has concluded that its existing cash and cash equivalents are sufficient to fund its operating and capital expenditure requirements for a period greater than 12 months from the date of issuance of the financial statements accompanying this quarterly report, and the accompanying financial statements have been prepared on a going concern basis.
Capital Increases
On July 28, 2025, we received gross proceeds of €637.5 million from the issuance of 11,679,400 ordinary shares in the form of ADSs, at a price of $64.00 per share (corresponding to €54.58 per ordinary share).
Research Tax Credits
From our inception to September 30, 2025, we have benefited from refunds of CIRs in a total amount of €41.3 million. In November 2024, we received CIRs of €4.5 million with respect to the year ended December 31, 2023. In
June 2025, we received CIRs of €5.7 million with respect to the year ended December 31, 2024.

Bpifrance—Conditional Advances and Subsidies
We have received several conditional advances and subsidies from Bpifrance since our inception. Funds received from Bpifrance in the form of conditional advances are recognized as financial liabilities, as we have a contractual obligation to reimburse Bpifrance for such conditional advances in cash based on a repayment schedule.
Each award of an advance is made to help fund a specific development milestone. Subsidies are non-repayable grants, which are recognized in the financial statements when there exists reasonable assurance that we will comply with the conditions attached to the subsidies and the subsidies will be received.
Bpifrance—CARENA Contract
As part of the development of therapeutic and diagnostic solutions targeting alternative splicing and RNA interference in the fields of virology (HIV-AIDS, HTLV-1) and metabolism (obesity), SPLICOS, which we acquired in October 2014, entered into a Master Support Agreement and a conditional advance contract in December 2013 for the “CARENA” Strategic Industrial Innovation Project (“CARENA project”), with Bpifrance. Under this contract, we were eligible to receive up to €3.8 million in conditional advances to develop a therapeutic HIV treatment program with obefazimod. As of December 31, 2024 (year during which the program was terminated), we had received €3.4 million of conditional advances and subsidies in total.
In June 2024, the Company and Bpifrance agreed to terminate the project due to technical failure.
Bpifrance granted an additional amount of €1.1 million payable to the Company to reimburse additional expenses incurred as part of the project, and agreed to waive 60% of the remaining conditional advance of €3.3 million and accrued interests, for which we recognized a subsidy income of €2.3 million in the aggregate. We repaid the outstanding amounts during the second half of 2024.
Bpifrance—RNP-VIR Contract
As part of the CARENA project, focused on the clinical development of a drug molecule and demonstrating the validity of an innovative therapeutic approach targeting viral RNPs, we entered into a Master Support
Agreement with Bpifrance, as well as a beneficiary agreement dated March 21, 2017, with conditional advances for the “RNP-VIR” structuring research and development project for competitiveness. Under the RNP-VIR contract, we were eligible to receive up to €6.3 million in conditional advances to develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. As of December 31, 2024 (year during which the program was terminated), we had received
€3.9 million of conditional advances and subsidies in total.
In June 2024, the Company and Bpifrance agreed to terminate the project due to technical failure.
Bpifrance claimed the reimbursement of €1.2 million corresponding to overpayments of conditional advances and subsidies (for which the Group had not incurred the corresponding R&D expenses) and agreed to waive 60% of the remaining advances of €3.0 million and accrued interests, for which the Group recognized a subsidy income of €1.9 million in the aggregate. We repaid the outstanding amounts during the second half of 2024.
Bpifrance—Ebola
The Bpifrance and Occitanie Region joint support agreement was entered into on June 2, 2017 and provides for conditional advances for a total amount of €0.4 million (€0.1 million from the Languedoc Roussillon Midi
Pyrénées Region and €0.3 million from Bpifrance) for the Ebola program. All funds under this contract were received. In September 2019, we terminated this program due to the imminent licensing of a competing vaccine for this indication, as well as changes in the macroeconomic climate for public funding. The reimbursement of the conditional advance was spread over the period from September 2019 to June 2024.
Indebtedness
For a description of material financing agreements, see "Item 10.C. Material Contracts" of the Company’s
2024 Annual Report on Form 20-F.
During the nine-month period ended September 30, 2025, we did not enter into any new financing agreements.
On July 23 and July 30, 2025, we received notices from entities affiliated with Heights Capital Management, which hold the Heights Convertible Notes, for the conversion of 150 and 200 convertible notes (corresponding to the entirety of the outstanding principal amount of €21.9 million) into an aggregate of 920,377 new ordinary shares of the Company at a conversion price of €23.7674 per ordinary share in accordance with the terms and conditions of the convertible notes. Following these share issuances, we no longer hold any debt with Heights Capital
Management.
On August 6, 2025, Kreos Capital VII(UK) Limited converted its Tranche A portion (OCABSA) of the
Kreos / Claret Financing Agreement, resulting in the issuance of 785,389 ordinary shares if the Group. In addition, on the same date, Kreos Capital VII Aggregator SCSp exercised all of its share warrants (the tranche A-B BSA and tranche C BSA) resulting in the issuance of 319,251 ordinary shares of the Company.
On August 28, 2025, Claret European Growth Capital Fund III SCSp exercised its share warrants (the tranche A-B BSA and tranche C BSA) resulting in the issuance of 206,662 shares of the Company.
Historical Changes in Cash Flows
The following table sets forth our cash inflows and outflows for the nine-month periods ended September 30,
2024 and 2025.

(In thousands of euros)	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025	% Change
Net cash flows used in operating activities ............................................	(120,558)	(137,901)	14%
Net cash flows provided by investing activities ...................................	15,206	4,549	(70)%
Net cash flows provided by financing activities ....................................	34,033	586,857	1,624%
Effect of movements in exchange rates on cash held ............................	(171)	(8,940)	5,117%
Revaluation of cash equivalents measured at fair value ........................	—	916	—%
Net increase (decrease) in cash and cash equivalents .....................	(71,491)	445,481	(723)%
		—
Cash and cash equivalents at the beginning of the period ...............	251,942	144,221	(43)%

Cash and cash equivalents at the end of the period ..........................	180,451	589,703	227%

Operating Activities
For the nine months ended September 30, 2025, cash used in operating activities was €137.9 million, as compared to €120.6 million for the nine months ended September 30, 2024, an increase of €17.3 million, or 14%.
Net cash used in operating activities for both periods was predominantly related to payments for the progression of our UC and CD trials and personnel, legal, professional and infrastructure costs associated with operating as a dual-
listed public company. The increase was mostly driven by the increase in our operating loss (as explained above), partly offset by changes in our working capital requirements, from €(2.8) million for the nine months ended
September 30, 2024 to €13.4 million for the nine months ended September 30, 2025.
Investing Activities
For the nine months ended September 30, 2025, cash provided by investing activities was €4.5 million and was mainly due to interest received of €4.6 million.
For the nine months ended September 30, 2024, cash provided by investing activities was €15.2 million and was mainly due to a decrease in deposits of €9.1 million from the payment of the Group's 6-month term deposit and interest received of €6.9 million.
Financing Activities
For the nine months ended September 30, 2025, cash provided by financing activities was €586.9 million, which primarily consisted of net proceeds from our July 2025 Nasdaq Offering of €608.1 million, partially offset by repayments of €18 million (of which €14.6 million under the tranches A, B and C of the Kreos / Claret Financing,
€2.2 million under the Heights convertible notes and €1.2 million under the State-guaranteed loan (Prêt garanti par
l'Etat, or "PGE")) and interest payments of €5.4 million.
For the nine months ended September 30, 2024, cash provided by financing activities was €34.0 million, which consisted of drawdowns on tranche B (in an amount of €25 million) and tranche C (in an amount of €25 million) of the senior secured non-convertible bonds from the Kreos / Claret Financing, net of disbursed transaction costs and deposits (in an amount of €2.1 million in the aggregate), partially offset by repayments of €7.8 million (of which €6.6 million under the Heights Notes) and interest payments of €5.4 million.
Material Cash Requirements
Contractual Obligations and Loans
The following table sets forth aggregate information about material contractual obligations as of September
30, 2025.
The commitment amounts in the table below are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Future events could cause actual payments to differ from these estimates. All amounts except the retirement benefits in the table below are presented gross and are undiscounted.

	As of September 30, 2025	As of September 30, 2025	As of September 30, 2025
	Less than	More than
(In thousands of euros)	1 year	1 year	Total
Financial debt obligations ...................	31,500	19,669	51,169
Lease obligations .................................	980	766	1,746
Retirement benefits .............................	0	844	844
Off-balance sheet obligations ..............	182,597	0	182,597

Total ....................................................	215,077	21,279	236,356

In the ordinary course of our business, we regularly use the services of subcontractors and enter into research and partnership arrangements with various contract research organizations ("CROs") and with public-sector partners or subcontractors who conduct clinical trials and studies in relation to the drug candidates. Off-balance sheet obligations in the table above are commitments related to these research and partnership agreements. They are classified at less than one year maturity in the absence of a fixed schedule in contracts, in case of multiple-year contracts, such as CRO contracts. CRO contracts include payments that are conditional to the completion of future development milestones. The majority of the commitments with our CROs are cancellable under certain circumstances such as insolvency, study put on hold by competent authorities, breach in regulations or negligence in the provision of the services.
Our material cash requirements in the above table do not include potential future royalty payments related to the royalty certificates, amounting to 2% of the future net sales of obefazimod (worldwide and for all indications).
The amount of royalties that may be paid under the royalty certificates is capped at €172.0 million in the aggregate.
Royalty payments are expected to take place before the expiry date of the certificates, which is 15 years after their issuance date (September 2, 2037).
As of September 30, 2025, our contractual obligations and loans were €236.4 million, comprising financial debt obligations of €51.2 million (in turn, comprising €40.2 million with respect to the second and third tranches of senior secured non-convertible bonds in the Kreos / Claret Financing, €9.7 million with respect to the Claret
OCABSA and €1.3 million with respect to the PGE), lease obligations of €1.7 million, retirement benefits obligations of €0.8 million and off-balance sheet obligations of €182.6 million with respect to purchase obligations.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ABIVAX SA UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL
POSITION

(Amounts in thousands of euros)	Notes	AS OF DECEMBER 31, 2024	AS OF SEPTEMBER 30, 2025
ASSETS
Non-current assets
Goodwill	6	18,419	18,419
Intangible assets	7	6,606	6,606
Property, plant and equipment	8	2,666	1,914
Other financial assets	9	5,919	5,102
Other receivables and assets	10	948	717
Total non-current assets		34,558	32,757
Current assets
Other financial assets	9	7,554	9,171
Other receivables and assets	10	18,896	20,421
Cash and cash equivalents	11	144,221	589,703
Total current assets		170,671	619,295
TOTAL ASSETS		205,228	652,052
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		633	778
Premiums related to share capital		478,905	1,179,528
Translation reserve		(75)	743
Retained earnings		(262,637)	(415,669)
Net loss for the period		(176,242)	(254,142)
Total shareholders’ equity	13	40,584	511,238
Non-current liabilities
Retirement benefit obligations	16	756	844
Provisions	14	819	16,622
Borrowings	15	29,056	12,390
Convertible loan notes	15	23,370	4,099
Derivative instruments	15	3,620	—
Royalty certificates	15	13,023	28,099
Total non-current liabilities		70,645	62,053
Current liabilities
Borrowings	15	22,195	25,230
Convertible loan notes	15	21,574	4,170
Derivative instruments	15	1,166	—
Provisions	14	532	11,412
Trade payables and other current liabilities	17.1	43,824	30,019
Tax and employee-related payables	17.2	4,709	7,931
Total current liabilities		93,999	78,761
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		205,228	652,052

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of euros, except per share amounts)	Notes	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
Other operating income	18	1,324	2,043	8,139	4,130
Total operating income		1,324	2,043	8,139	4,130
Sales and marketing	19.1	(853)	(1,838)	(5,082)	(3,372)
Research and development	19.2	(43,286)	(55,416)	(107,936)	(133,362)
General and administrative	19.3	(7,375)	(25,500)	(25,306)	(41,803)
Total operating expenses		(51,514)	(82,755)	(138,325)	(178,538)
Operating loss		(50,189)	(80,712)	(130,186)	(174,407)
Financial expenses		(8,474)	(93,051)	(16,627)	(102,478)
Financial income		3,436	20,404	9,949	22,743
Financial gain (loss)	21	(5,037)	(72,647)	(6,679)	(79,735)
Net loss before tax		(55,227)	(153,358)	(136,864)	(254,142)
Income tax	22	—	—	—	—
Net loss for the period		(55,227)	(153,358)	(136,864)	(254,142)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		63,226,066	72,944,298	63,024,814	66,634,630
Basic / diluted loss per share (€/share)	23	(0.87)	(2.10)	(2.17)	(3.81)

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
LOSS

(Amounts in thousands of euros)	Notes	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
Net loss for the period		(55,227)	(153,358)	(136,864)	(254,142)
Items that will not be reclassified to profit or loss		(9)	4	56	40
Actuarial gains and losses on retirement benefit obligations	16	(9)	4	56	40
Items that are or may be reclassified subsequently to profit or loss		185	260	104	818
Foreign currency translation differences		185	260	104	818
Other comprehensive income (loss)		175	264	161	858
Total comprehensive income (loss) for the period		(55,051)	(153,095)	(136,704)	(253,284)

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of euros, except number of shares)		NUMBER OF SHARES ISSUED	SHARE CAPITAL	PREMIUMS RELATED TO SHARE CAPITAL	TRANSLATION RESERVE	RETAINED EARNINGS	NET LOSS FOR THE YEAR	TOTAL SHAREHOLDER S' EQUITY
AS OF JANUARY 1, 2024		62,928,818	629	478,218	112	(135,210)	(147,740)	196,009
Net loss for the period		—	—	—	—	—	(136,864)	(136,864)
Other comprehensive income (loss)	16	—	—	—	104	56	—	161
Total comprehensive loss for the period		—	—	—	104	56	(136,864)	(136,704)
Appropriation of prior period net loss		—	—	—	—	(147,740)	147,740	—
Transaction costs related to capital increase	13.2	—	—	446	—	—	—	446
Issue of share warrants		—	—	200	—	—	—	200
Exercises of other share warrants		4,000	—	45	—	—	—	45
Issue of free shares		361,835	4	(4)	—	—	—	—
Shares based compensation expense		—	—	—	—	15,767	—	15,767
Transactions on treasury shares		—	—	—	—	120	—	120
AS OF SEPTEMBER 30, 2024	13.1	63,294,653	633	478,905	217	(267,007)	(136,864)	75,883

AS OF JANUARY 1, 2025		63,347,837	633	478,905	(75)	(262,637)	(176,242)	40,584
Net loss for the period		—	—	—	—	—	(254,142)	(254,142)
Other comprehensive income (loss)	16	—	—	—	818	40	—	858
Total comprehensive loss for the period		—	—	—	818	40	(254,142)	(253,284)
Appropriation of prior period net loss		—	—	—	—	(176,242)	176,242	—
Capital increase from issuance of ordinary shares	13.2	11,679,400	117	637,345	—	—	—	637,462
Transaction costs related to capital increase	13.2	—	—	(40,264)	—	—	—	(40,264)
Issue of share warrants	14	—	—	300	—	—	—	300
Exercises of the Kreos/Claret share warrants	13.2, 15.1	525,913	5	33,763	—	—	—	33,768
Exercises of other share warrants	13.2, 14	24,246	—	193	—	—	—	193
Conversion of the Kreos OCABSA	15.1	785,389	8	15,380	—	673	—	16,062
Conversion of the Heights notes	15.2	920,377	9	53,912	—	—	—	53,921
Issue of free shares	14	546,905	5	(5)	—	—	—	—
Shares based compensation expense	14	—	—	—	—	22,497	—	22,497
AS OF SEPTEMBER 30, 2025	13.1	77,830,067	778	1,179,528	743	(415,669)	(254,142)	511,238

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)	Notes	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
Cash flows provided by (used in) operating activities
Net loss for the period		(136,864)	(254,142)
Adjustments for:
Elimination of amortization of intangibles and depreciation of property, plant and equipment		821	796
Elimination of retirement benefit obligations	16	47	106
Elimination of share-based compensation expenses	14	15,767	22,497
(-) Net gain on sale of treasury shares		(16)	—
Interest expenses and other financial expenses	21	14,659	36,463
Financial income	21	(9,169)	(18,866)
Effect of unwinding the discount related to advances	21	(520)	(536)
Increase/(decrease) in derivatives and liabilities measured at fair value	15	1,691	62,330
Forgiveness of conditional advances	17	(4,140)	—
Other		(73)	65
Cash flows provided by (used in) operating activities before change in working capital requirements		(117,797)	(151,287)
Decrease / (increase) in other receivables and related accounts		1,365	(2,301)
Increase / (decrease) in trade payables		(3,613)	(14,260)
Increase / (decrease) in tax and social security liabilities		(574)	3,428
Change in provisions, deferred income and other liabilities		61	26,519
Changes in working capital requirements		(2,761)	13,386
Cash flows provided by (used in) operating activities		(120,558)	(137,901)
Cash flows provided by (used in) investing activities
Acquisitions of intangible assets		(3)	—
Acquisitions of property, plant and equipment		(547)	(55)
Advances reimbursed by / (made to) CROs	10	—	80
Increase in deposits	9	(212)	(230)
Decrease in deposits	9	9,050	120
Interest received		6,919	4,634
Cash flows provided by (used in) investing activities		15,206	4,549
Cash flows provided by (used in) financing activities
Capital increases	13	—	648,124
Repayments / (payments) related to capital increase	13	446	(40,042)
Net proceeds from non-convertible bond loans	15	47,944	—
Exercise of warrants	15	—	2,667
Repayments of non-convertible bond loans	15	—	(14,551)
Repayments of convertible loan notes	15	(6,563)	(2,188)
Repayment of PGE	15	(1,250)	(1,250)
Net proceeds from sale of treasury shares		120	—
Repayments of conditional advances	15	(1,142)	—
Payments of the lease liabilities	15	(403)	(782)
Interest paid	15	(5,364)	(5,422)
Other		245	300
Cash flows provided by (used in) financing activities		34,033	586,857
Effect of movements in exchange rates on cash held	11	(171)	(8,940)
Revaluation of cash equivalents measured at fair value	11 & 21	—	916
Increase (decrease) in cash and cash equivalents		(71,491)	445,481
Cash and cash equivalents at the beginning of the year	11	251,942	144,221
Cash and cash equivalents at the end of the year	11	180,451	589,703
Increase (decrease) in cash and cash equivalents		(71,491)	445,481

ABIVAX SA NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1. The Group
Note 1.1. Information on the Group and its business
ABIVAX SA (the “Company”) is a société anonyme incorporated under the laws of France on December 4, 2013. Its registered office is located at 7-11 Boulevard Haussmann—75009 Paris, France. The Company is developing therapeutics designed to harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases.
These unaudited interim condensed consolidated financial statements as of and for the three- and nine-month periods ended
September 30, 2025 comprise the Company and ABIVAX LLC (the “Subsidiary”), the United States subsidiary of ABIVAX SA, created on March 20, 2023 under the laws of the State of Delaware (together referred to as the “Group”).
The Group has incurred losses since its inception and had shareholders’ equity of €511,238 thousand as of September 30, 2025. The
Group anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its drug candidates which are currently under development. Substantial additional financing will be needed by the Group to fund its operations and to commercially develop its drug candidates, if approved. See note 3.3. Subsequent event.
The Group's future operations are highly dependent on a combination of factors, including: (i) the success of its research and development activities; (ii) regulatory approval and market acceptance of its proposed future products; (iii) the timely and successful completion of additional financing and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Group is, and expects to continue to be, in the short to mid-term, financed through the issuance of new equity or debt instruments.
The Group is focusing its efforts on the following points:
•Continuation of the Phase 3 clinical trial program (ABTECT) for obefazimod in moderately to severely active ulcerative colitis (“UC”).
•Continuation of the Phase 2b clinical trial (ENHANCE-CD) of obefazimod in Crohn’s disease (“CD”).
•Evaluating oral or injectable combination therapy candidates with obefazimod in UC.
•Selecting a follow-on candidate for obefazimod.
Note 1.2. Date of authorization of issuance
The unaudited interim condensed consolidated financial statements and related notes have been prepared under the responsibility of management of the Group and were approved and authorized for issuance by the Group’s board of directors on December 15, 2025.
Note 2. Basis of preparation
Except for share data and per share amounts, the unaudited interim condensed consolidated financial statements are presented in thousands of euros. Amounts are rounded up or down the nearest whole number for the calculation of certain financial data and other information contained in these accounts. Accordingly, the total amounts presented in certain tables may not be the exact sum of the preceding figures.

Statement of compliance
These unaudited interim condensed consolidated financial statements as of September 30, 2025 and for the three- and nine-month periods ended September 30, 2025 and 2024 have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union (EU) and should be read in conjunction with the latest Group’s annual financial statements for the years ended December 31, 2022, 2023 and 2024, prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by IASB and as adopted by the EU.
They do not include all the information required for a complete set of financial statements prepared under IFRS. They do, however, include selected notes explaining significant events and transactions in order to understand the changes in the Group’s financial position and performance since the last annual financial statements.
The accounting policies used to prepare these unaudited interim condensed financial statements are identical to those applied by the
Group as of December 31, 2024, except for:
•the texts whose application is compulsory as from January 1, 2025;
•the specific provisions of IAS 34 used in the preparation of the unaudited interim condensed consolidated financial statements.
The application of the new Amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability" is
mandatory for annual reporting periods beginning on or after January 1, 2025. The Group concluded that these issued accounting pronouncements are not applicable for the periods presented.
The standards and interpretations not yet mandatory as of September 30, 2025 are the following:
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Amendments to the
Classification and Measurement of Financial Instruments, whose application is for annual reporting periods beginning on or after January 1, 2026, as approved by the EU on May 27, 2025;
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Contracts Referencing
Nature-dependent Electricity, whose application is for annual reporting periods beginning on or after January 1, 2026, as approved by the EU on June 30, 2025;
•IFRS 18 Presentation and Disclosure in Financial Statements, whose application is for annual reporting periods beginning on or after January 1, 2027 (not yet approved by the EU);
•IFRS 19 Subsidiaries without Public Accountability: Disclosures, whose application is for annual reporting periods beginning on or after January 1, 2027 (not yet approved by the EU), and
•Annual Improvements Volume 11, whose application is for annual reporting periods beginning on or after January 1, 2026, as approved by the EU on July 9, 2025.
These texts have not been early adopted. The expected impacts are not considered significant, except for IFRS 18, for which the Group has not completed its assessment to date.
Preparation of the financial statements
The unaudited interim condensed consolidated financial statements of the Group were prepared on a historical cost basis, with the exception of certain asset and liability categories and in accordance with the provisions set out in IFRS such as employee benefits measured using the projected unit credit method, the Heights notes (classified under "Convertible loan notes") measured at fair value and derivative financial instruments measured at fair value.

Going concern
The Group has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the nine-month period ended September 30, 2025, the Group had a net loss of -254.1 million.
Since inception, the Group has financed its operations through the issuance of ordinary shares with gross aggregate proceeds of
€1,194.7 million, of which €130 million of gross proceeds were from offerings of its ordinary shares on Euronext Paris in February
2023, €223.3 million of gross proceeds were from its offering of ordinary shares in the form of American Depository Shares ("ADS")
on the Nasdaq Global Market as well as ordinary shares in Europe (including France) and countries outside of the United States in a private placement in October 2023 and €637.5 million of gross proceeds were from the offering of our ordinary shares in the form of
ADS on the Nasdaq Global Market in July 2025 ("the Offering"), bank borrowings and structured loans for €175.0 million, reimbursements of CIR in an amount of €41.3 million, subsidies received from Bpifrance (including €21.3 million of subsidies and
€1.8 million of conditional advances) and royalty certificates in an amount of €2.9 million.
Based on the Group’s existing cash and cash equivalents of €589.7 million as of September 30, 2025, the Group expects, as of the date of issuance of these financial statements, to be able to fund its forecasted cash flow requirements into the fourth quarter of 2027, allowing it to reach 12 months of expected cash runway following the planned NDA submission for UC in the second half of 2026, assuming positive results from its Phase 3 maintenance trial. This takes into account management's assumptions of continued R&D expenditure related to the continuation of the Phase 3 clinical trials of obefazimod in UC, progression of the Phase 2b clinical trials for
CD and the initial stages of the scale up of the commercial organization as the Group prepares for a potential launch of obefazimod in
UC.
Based on the above, these financial statements have been prepared on a going concern basis.
Impact of the Ukraine/Russia Hostilities on the Group
In February 2022, Russia invaded Ukraine. The conflict has already had major implications for the global economy and the rate of inflation, particularly in relation to the supply of energy, raw materials and food products. It has also caused intense volatility on the financial markets, something that is still ongoing at the reporting date and has pushed down stock market prices around the world.
Given these developments, the Group has decided not to include Russia and Belarus in its global Phase 3 program for obefazimod in
UC. However, the global scale of this conflict cannot be predicted at this stage. The Group, therefore, cannot rule out an adverse impact of this conflict on its business, including in terms of access to raw materials, logistics, the performance of clinical studies and in relation to any future financing the Group may seek.
The long-term safety and efficacy extension of the Phase 2b maintenance trial of obefazimod in moderately to severely active UC is the Group’s only clinical trial with patients currently enrolled in Ukraine. The Phase 2b 12-month assessment was carried out in all the
Ukrainian patients before the war broke out and these patients are therefore included in the one-year maintenance results that were reported on April 6, 2022. Ukrainian patients who completed the two-year Phase 2b maintenance trial have been transitioned to the long-term safety and efficacy trial that is still on-going. The Group also has a few Ukrainian sites active in the western part of Ukraine in the ABTECT Phase 3 clinical trials. None of these sites are located in the Crimea Region of Ukraine, the so-called Donetsk
People’s Republic, or the so-called Luhansk People’s Republic. The Group continues to monitor developments in the region, but any instability as a result of the war may have material adverse impacts on these clinical sites, which could negatively impact our Phase 3 clinical trials.
Together with its contract research organizations ("CROs"), the Group is making considerable efforts to ensure the follow-up of patients who are unable to come to the study centers. Monitoring takes place through a remote monitoring system that was established and used successfully during the COVID-19 pandemic.

Note 3. Significant events for the year ended December 31, 2024 and the nine-month period ended September 30, 2025 and subsequent events
Note 3.1. For the year ended December 31, 2024
Changes in management – February-December 2024
On February 7, 2024, the Group announced the appointment of Ana Sharma as Vice President, Global Head of Quality. Ms. Sharma
left the Group in November 2024.
On April 2, 2024, the Group announced the appointment of Camilla Soenderby as Independent Board Member and also a member of the Appointments and Compensation Committee. Ms. Soenderby replaces Santé Holdings S.R.L., represented by Mr. Paolo Rampulla, who will continue to contribute to the work of the Board of Directors as an observer alongside Mr. Maurizio PetitBon from Kreos
Capital/Blackrock.
In July 2024, the Group announced the appointment of Sylvie Grégoire as Independent Board Member, Chairman of the Board and also a member of the Audit Committee. Ms. Grégoire replaces Ms. Brosgart as Director, Mr. de Garidel as Chairman, and Mr. Hong as
member of the Audit Committee. As the Group entered into the final stages of the ABTECT program and prepared to commence the
Phase 2b ENHANCE-CD trial, Dr. Fabio Cataldi was appointed as Chief Medical Officer, taking over from Dr. Sheldon Sloan, MD,
M Bioethics. Additionally, David Zhang, Ph.D joined the Group as Chief Strategy Officer. Dr. Zhang has internal responsibility for
Biometrics, Quality, HEOR and Regulatory. Finally, the Group also announced that Chief Commercial Officer Michael Ferguson has left the organization to pursue other opportunities.
On November 13, 2024, the Group announced the appointment of Mark Stenhouse as Board Observer & Advisor to the Group.
On December 23, 2024, the Group announced the resignation of Dr. Philippe Pouletty, representative of Truffle Capital, as director of the Group, effective on December 31, 2024.
Share-based compensation plans – February-September 2024
In February, March, May, July and September 2024, the Group issued seven free-share compensation plans to certain of its officers and employees, representing a maximum of 1,946,125 shares in the aggregate, the vesting of which is subject to the following service condition: 50% of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date (with the exception of the 20,000 2024-6 AGAs, whose vesting conditions are set forth in Note 14).
In March 2024, the Group granted its independent Board members the right to subscribe up to 77,820 share warrants (BSA) in the aggregate, the vesting of which is subject to a service condition of four years, by tranches of 25% each, vested on each anniversary date. All the BSAs have been subscribed.
The detailed terms and conditions and the accounting treatment of these plans are presented in Note 14 to the annual consolidated financial statements of the Group as of December 31, 2024 accompanying the Group’s annual report on Form 20-F for the year ended
December 31, 2024 filed with the Securities and Exchange Commission on March 24, 2025 (the “Annual Report”).
Drawdown of Tranches B and C of the Kreos / Claret Financing – March-June 2024
On March 28, 2024 and June 21, 2024, the Group drew down €25 million related to tranche B and €25 million related to tranche C of senior secured non-convertible bonds from the Kreos / Claret Financing.  These second and third tranches each consist of 25,000,000 senior secured non-convertible bonds with a par value of €1.00 each, that will not be listed on any market.
The detailed characteristics of these bond loans and their accounting treatments are set forth in Note 15.1 to the annual consolidated financial statements of the Group as of December 31, 2024 accompanying the Group’s Annual Report.

Bpifrance RNP-VIR and Carena conditional advances – June 2024
In June 2024, the Group and Bpifrance renegotiated the RNP-VIR and CARENA conditional advances:
•Under the RNP-VIR contract, the Group was eligible to receive up to €6.3 million in conditional advances to further develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the
“Modulation of RNA biogenesis” platform. Between September 2017 and November 2019, the Group had received repayable conditional advances amounting €4,032 thousands and subsidies amounting to €1,123 thousand in relation to the RNP-VIR project.
In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Bpifrance claimed the reimbursement of €1,241 thousand corresponding to overpayments of conditional advances and subsidies (for which the
Group had not incurred the corresponding R&D expenses) and agreed to waive 60% of the remaining advances of
€2,945 thousand and accrued interests, which resulted in a subsidy income of €1,872 thousand in the aggregate (see Note 18).
The outstanding amount was fully repaid by the Group during the last quarter of 2024.
•Under the CARENA agreement, the Group was eligible to receive up to €3,840 thousand to develop a therapeutic HIV treatment program with ABX464. Between December 2013 and June 2016, the Group had received repayable conditional advances amounting €2,187.
In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Bpifrance granted an additional amount of €1,068 thousand payable to the Group to reimburse additional expenses incurred as part of the project, and agreed to waive 60% of the remaining conditional advance of €3,255 thousand and accrued interests, which resulted in a subsidy income of €2,251 thousand in the aggregate (see Note 18). The outstanding amount was fully repaid by the Group during the last quarter of 2024.
Establishment of an At-the-Market ("ATM") Program on Nasdaq - November 2024
On November 19, 2024, the Group announced the implementation of an At-The-Market program (“ATM Program”) allowing the
Group to issue and sell, including with unsolicited investors who have expressed an interest, ordinary shares in the form of ADSs, each ADS representing one ordinary share, nominal value €0.01 per share, of the Group, with aggregate gross sales proceeds of up to
$150,000 thousand (subject to French regulatory limits and within the limits of the investors’ requests expressed in the context of the program), from time to time, pursuant to the terms of an equity distribution agreement with Piper Sandler & Co. (“Piper Sandler”), acting as sales agent. The timing of any issuances in the form of ADSs will depend on a variety of factors. The ATM Program will be effective until terminated in accordance with the equity distribution agreement or if ADSs representing the maximum gross sales proceeds have been sold thereunder. To the extent that ADSs are sold pursuant to the ATM Program, the Group currently intends to use the net proceeds (after deduction of fees and expenses), if any, of sales of ADSs issued under the ATM Program primarily to fund the research and development of the Group's product candidates, for working capital and general corporate purposes, at its discretion.
A shelf registration statement on Form F-3, including a base prospectus relating to the Group's securities and an equity distribution agreement prospectus relating to the ATM Program, was filed with the SEC and went into effect during 2024. The base prospectus provides for the potential sale of ADSs of the Group with aggregate gross sales proceeds of up to $350,000 thousand (including the
$150,000 thousand covered by the equity distribution agreement prospectus) to grant additional flexibility to the Group in connection with its financing strategy. The specific terms of any securities to be offered pursuant to the base prospectus will be specified in one or more prospectus supplements to the base prospectus. As of the date of issuance of these financial statements, the Group has not utilized the ATM Program.

Note 3.2. For the nine-month period ended September 30, 2025
Share-based compensation plans – January-August 2025
In January 2025, the Group granted its independent Board members, as well as one of its Board Observers and Advisor, the right to subscribe up to 125,000 share warrants (BSA) in the aggregate, the vesting of which (if subscribed) is subject to a service condition of four years, by tranches of 25% each, vested on January 1 of each year.
In February, March, May and August 2025, the Group issued seven free-share compensation plans to certain of its officers and employees, representing a maximum of 6,276,727 shares in the aggregate, the vesting of which is subject to the following service condition: 50% of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date (with the exception of the 123,102 2025-2 AGAs, which vest at the end of a two-year period from the allocation date, and the 50,000 2025-5 AGAs , which vest only upon the achievement of milestones related to clinical studies). Moreover, the vesting of almost half of the 4,319,500 2025-1 AGAs is subject to the occurrence of a tender offer on the securities issued by the Group and resulting in a change of control of the Group before a certain date.
In April 2025, the Group granted to one of its Board members the right to subscribe up to 39,370 share warrants (BSA), the vesting of which is subject to a service condition of four years, by tranches of 25% each, vested on May 1 of each year. The BSAs were subscribed in May 2025.
The detailed terms and conditions of these plans are set forth in Note 14.
Change in management – April 2025
On April 22, 2025, the Group announced the appointment of Dominik Höchli, MD to the Board of Directors of Abivax, effective immediately.
Completion of enrollment for the Phase 3 ABTECT trials in patients with moderately to severely active UC - April 2025
On April 29, 2025, the Group announced the completion of enrollment for the Phase 3 ABTECT trials in patients with moderately to severely active UC.
Publication of positive Phase 3 results from both ABTECT 8-week induction trials investigating obefazimod, in moderate to severely active UC – July 2025
On July 22, 2025, the Group announced the results of the ABTECT-1 and ABTECT-2 induction trials in patients with moderately to severely active UC. ABTECT-1 and 2 are global, multicenter, randomized, double-blind, placebo-controlled trials assessing once-
daily oral administration of obefazimod at 25 mg or 50 mg doses in adult patients with moderately to severely active UC. Eligible participants had inadequate response, loss of response, or intolerance to conventional and/or advanced therapies.  ABTECT-1 and
ABTECT-2 were conducted simultaneously and have enrolled 1,275 patients from over 600 participating clinical trial sites in 36 countries with the intent to satisfy regulatory requirements globally. The ABTECT Program is one of the largest Phase 3 ulcerative colitis trials ever conducted and includes the largest population of patients with inadequate response to JAK inhibitor therapy.
Results from the ABTECT-1 and ABTECT-2 trials demonstrated that obefazimod met its FDA primary endpoint of clinical remission at Week 8 in the 50 mg once-daily dose regimens for both trials. Individually, ABTECT-1 showed a placebo-adjusted clinical remission rate of 19.3% (p<0.0001) and ABTECT-2 demonstrated 13.4% (p=0.0001), each at the 50 mg once-daily dose, with all key secondary efficacy endpoints being met.
The 25 mg once-daily dose of obefazimod achieved the FDA primary endpoint of clinical remission at Week 8 in ABTECT-1 demonstrating a placebo-adjusted remission rate of 21.4%. While the 25 mg dose did not achieve statistical significance for this endpoint in ABTECT-2, it achieved a pooled placebo-adjusted clinical response rate of 28.6%, indicating a strong signal for these patients to achieve clinical remission with extended treatment in the maintenance trial.
The safety profile of obefazimod remained consistent with prior clinical experience. No new safety signals were observed in either trial and the treatment was generally well tolerated across both dose groups.
The ABTECT Maintenance Trial (ABX464-107) is ongoing with top-line results expected to report out during the second quarter of
2026. Among the 1,275 patients randomized in the induction trials, 678 achieved clinical response and enrolled into part 1 of the maintenance trial. The ABTECT program is one of the largest Phase 3 ulcerative colitis trials ever conducted.
Following this announcement and that of its Offering completed on July 28, 2025 (see Completion of a public offering – July 2025 within this section), the Group’s share price increased significantly, from €6.64 as of June 30, 2025, to €57.00 as of July 28, 2025.
At the same time, the Group reassessed the probability of success (“POS”) of obtaining a future market authorization for obefazimod in UC, to reflect a reduced level of uncertainty following positive Phase 3 results.
The main financial effects of this event on the Group’s financial statements are the following:
•A significant increase in the carrying value of the royalty certificates, measured at amortized cost, reflecting an increase in the projected probability-weighted cash flows of the instrument, following the reassessment of the POS (see Note 15.6),
•Significant changes in the carrying value of the Group’s financial liabilities measured at fair value through profit or loss, i.e.
the Kreos / Claret BSA, the Kreos / Claret MRI and the Heights convertible notes (the latter as well as the Kreos / Claret BSA being converted into ordinary shares at the request of the noteholders in July and August 2025, see Conversion of the Heights
convertible notes, Kreos / Claret OCABSA and Kreos / Claret BSA – July-August 2025 below and Notes 15.1 and 15.2),
•Significant changes in the disclosure of the fair values of other financial instruments measured at amortized cost (i.e. the royalty certificates, the debt components of (i) the Kreos / Claret OCABSA (Tranche A, converted into shares in August
2025) and (ii) Tranche B and C bond loans; these fair value changes are not expected directly to impact the future financial position and net loss of the Group - see Note 15),
•A significant increase in provisions related to employer contributions on AGAs (the contribution being based on the vesting date share price - see Note 14).
Conversion of the Heights convertible notes, Kreos OCABSA and Kreos / Claret BSA – July-August 2025
On July 23 and July 30, 2025, the Group received notices from entities affiliated with Heights Capital Management, which hold amortizing senior convertible notes of the Group issued in August 2023 (the “Height convertible notes”), for the immediate conversion of respectively 150 and 200 convertible notes (corresponding to the entirety of the oustanding principal amount of €21.9 million) into
920,377 new ordinary shares of the Group at a conversion price of €23.7674 per ordinary share in accordance with the terms and conditions of the convertible notes.
On August 6, 2025, Kreos Capital VII (UK) Limited converted its portion of the Tranche A of the Kreos / Claret Financing (the Kreos
OCABSA), resulting in the issuance of 785,389 ordinary shares. In addition, on the same date Kreos Capital VII Aggregator SCSp exercised its share warrants (the tranche A-B BSA and tranche C BSA) resulting in the issuance of 319,251 ordinary shares of the
Group.
On August 28, 2025, Claret European Growth Capital Fund III SCSp exercised its share warrants (the tranche A-B BSA and tranche C
BSA) resulting in the issuance of 206,662 ordinary shares of the Group.
The impacts of these operations on the Group's financial statements are set forth in Note 15.1 and 15.2.

Completion of a public offering – July 2025
On July 28, 2025, the Group announced the completion of an underwritten public offering of 11,679,400 ADSs (the “Offering”) at a price of $64.00 per ADS (corresponding to €54.58 per ordinary share, based on the exchange rate of €1.00 = $1.1726 as published by the European Central Bank on July 23, 2025). The aggregate gross proceeds amounted to approximately $747.5 million, equivalent to approximately €637.5 million, before deduction of underwriting commissions and estimated expenses, and the net proceeds, after deducting underwriting commissions and estimated offering expenses, were approximately $700.3 million, equivalent to approximately €597.2 million. The net cash from the Offering of €608.1 million presented within the Unaudited Condensed Interim
Statements of Cash Flows also includes the effect of a net foreign exchange gain resulting from the favorable change in the euro to
U.S. dollar exchange rate between the closing of the Offering and the date of receipt of funds.
The Group believes that the net proceeds from the Offering, together with its current cash and cash equivalents, will allow it to finance its operations into the fourth quarter of 2027, allowing it to reach 12 months of expected cash runway following the planned NDA submission for UC, assuming positive results from its Phase 3 maintenance trial (see Note 2 above "Going concern").
Admission to the CAC Mid 60 and SBF 120 indices - September 2025
Following the annual review of the Euronext Paris indices on September 11, 2025, the Scientific Council of the Indices has decided to admit the Company to the CAC Mid 60 and SBF 120 indices. This decision took effect on Friday, September 19, 2025, after market close. The CAC Mid 60 and SBF 120 are key indices on the Euronext Paris exchange, representing mid-sized listed companies and a broader selection of 120 major securities, respectively.
Note 3.3. Subsequent events
Conversion of the Claret OCABSA - November 2025
On November 25, 2025, Claret European Growth Capital Fund III SCSp converted its portion of the Tranche A portion of the Kreos /
Claret Financing (the Claret OCABSA), resulting in the issuance of 392,695 ordinary shares of the Group. Following this conversion, the Group no longer holds any debt related to the Tranche A of the Kreos / Claret Financing.
Early redemption of the Kreos / Claret Tranches B and C bond loans - November 2025
On November 28, 2025, the Group notified the bondholders of its intention to prepay in full the outstanding balances of Tranches B and C of the Kreos / Claret Financing. The transaction is expected to be completed before December 31, 2025. Following this redemption, the Group would no longer hold any debt related to the entire Kreos / Claret Financing.

Note 4. Accounting principles
The Group's accounting policies are the same as those described in the annual consolidated financial statements of the Group as of
December 31, 2024 accompanying the Annual Report.
Use of judgments and estimates
In preparing these unaudited condensed consolidated financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual values may differ from estimated values.
The significant judgments made by management in the application of the Group’s accounting policies and the key sources of estimation uncertainty are the same as those described in the annual consolidated financial statements of the Group as of December 31,
2024 accompanying the Annual Report.
Measurement of fair values
A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly
(i.e., prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Seasonality of operations
The Group’s operations are not subject to significant seasonality.
Note 5. Segment information
The assessment of the Group’s performance and the decisions about resources to be allocated are made by the chief operating decision maker, based on the management reporting system of the Group. The Group identified the Chief Executive Officer of the Group as
“Chief operating decision maker”. The Chief operating decision maker reviews on an aggregated basis the incurred expenses for allocating and evaluating performance of the Group.
The Group operates in a single operating segment: R&D of pharmaceutical products in order to market them in the future.
Substantially all operations, assets, liabilities, and losses of the Group are located in France. As of September 30, 2025, the
Subsidiary’s contributions to the Group’s assets, liabilities and net losses were less than 10%.

Note 6. Goodwill and impairment test
Goodwill relates to the acquisition of Splicos SAS that occurred in 2014 (i.e., prior to the transition date to IFRS) which was merged into the Group the same year.
Goodwill from the Splicos SAS acquisition corresponds to the “Modulation of RNA biogenesis / splicing” technological platform, from which derived the lead drug candidate of the Group: ABX464.
In accordance with IAS 36, goodwill is allocated to groups of cash generating units (CGUs) at a level corresponding to the lead drug candidates. Thus, goodwill from Splicos SAS is allocated to the ABX464 CGU.
The net carrying amount of Splicos SAS goodwill is €18,419 thousand as of December 31, 2024 and September 30, 2025.
The ABX464 product candidate being currently in development, a clinical trial failure or a failure to obtain a marketing approval could result in an impairment. As of September 30, 2025, the Group has not identified any indication of impairment loss related to goodwill, intangible or tangible assets.
Note 7. Intangible assets
Intangible assets are mainly comprised of the intellectual property underlying:
(i)The collaboration and license agreement with the CNRS, Montpellier 2 University and the Curie for which the Group paid a milestone of €40 thousand in September 2019 as a result of the entry in phase 2 of ABX464.
(ii)Patents acquired through the acquisition of Prosynergia of €6,529 thousand. The patents are not yet amortized, similarly to licenses, and are included in the ABX464 CGU for impairment test purposes.

Licenses and patents recognized as Intangible assets are not amortized since they are not operating in a manner intended by the management. As a consequence, and in accordance with IAS 36, those assets were subject to an annual impairment test as of
December 31, 2024, which did not result in any impairment loss. As of September 30, 2025, no indicator of impairment has been identified.

(amounts in thousands of euros)	LICENSES	SOFTWARE	PATENTS	TOTAL
GROSS VALUES
AS OF DECEMBER 31, 2023	120	24	6,529	6,673
Acquisition	—	3	—	3
Disposal	—	—	—	—
AS OF SEPTEMBER 30, 2024	120	27	6,529	6,677

GROSS VALUES
AS OF DECEMBER 31, 2024	120	27	6,529	6,677
Acquisition	—	—	—	—
Disposal	—	—	—	—
AS OF SEPTEMBER 30, 2025	120	27	6,529	6,677

(amounts in thousands of euros)	LICENSES	SOFTWARE	PATENTS	TOTAL
AMORTIZATION
AS OF DECEMBER 31, 2023	(45)	(24)	—	(70)
Increase	—	—	—	—
Disposal	—	—	—	—
AS OF SEPTEMBER 30, 2024	(45)	(25)	—	(70)

AS OF DECEMBER 31, 2024	(45)	(25)	—	(70)
Increase	—	(1)	—	(1)
Disposal	—	—	—	—
AS OF SEPTEMBER 30, 2025	(45)	(26)	—	(71)

(amounts in thousands of euros)	LICENSES	SOFTWARE	PATENTS	TOTAL
NET BOOK VALUES
AS OF SEPTEMBER 30, 2024	$75	3	6,529	6,607
AS OF DECEMBER 31, 2024	$75	3	6,529	6,606
AS OF SEPTEMBER 30, 2025	$75	2	6,529	6,606

Note 8. Property, plant and equipment
The following tables present changes in property, plant and equipment including the right of use of assets (or “ROU”) as of September
30, 2024 and 2025:

(amounts in thousands of euros)	BUILDINGS		EQUIPMENT		FURNITURE AND COMPUTER EQUIPMENT		TOTAL		OF WHICH ROU
GROSS VALUES
AS OF DECEMBER 31, 2023	1,346	—	513		507		2,366		1,262
Acquisition	2,404		—		161		2,564		2,018
Disposal	(1,110)		0		(119)		(1,229)		(975)
Effect of the change in foreign currency exchange rates	(4)		—		(1)		(4)		(4)
AS OF SEPTEMBER 30, 2024	2,636	—	513	—	548	0	3,697	0	2,301

AS OF DECEMBER 31, 2024	2,818	—	513	—	698	0	4,029	0	2,526
Acquisition	80		—		53		133		52
Disposal	—		(16)		(169)		(185)		(20)
Effect of the change in foreign currency exchange rates	(50)		—		(12)		(61)		(50)
AS OF SEPTEMBER 30, 2025	2,849	—	497	—	570	0	3,916	0	2,507

(amounts in thousands of euros)	BUILDINGS		EQUIPMENT		FURNITURE AND COMPUTER EQUIPMENT		TOTAL	OF WHICH ROU
DEPRECIATION
AS OF DECEMBER 31, 2023	(837)		(387)		(265)		(1,488)	(761)
Increase	(659)		(26)		(114)		(799)	(591)
Disposal	1,111				104		1,215	975
AS OF SEPTEMBER 30, 2024	(385)		(413)		(275)		(1,072)	(377)

AS OF DECEMBER 31, 2024	(613)		(419)		(332)		(1,363)	(575)
Increase	(677)		(27)		(143)		(846)	(613)
Disposal	—		16		169		185	20
Effect of the change in foreign currency exchange rates	17		—		5		23	17
AS OF SEPTEMBER 30, 2025	(1,272)	—	(430)	—	(300)	0	(2,002)	(1,150)

(amounts in thousands of euros)	BUILDINGS		EQUIPMENT		FURNITURE AND COMPUTER EQUIPMENT		TOTAL		OF WHICH ROU
NET BOOK VALUES
AS OF SEPTEMBER 30, 2024	2,251	—	100	—	274	0	2,625	—	1,924
AS OF DECEMBER 31, 2024	2,205	—	94	—	366	0	2,666	—	1,950
AS OF SEPTEMBER 30, 2025	1,576	—	67	—	270	0	1,914	—	1,357

Right of use assets relate to buildings, vehicles and furniture. The net book value of right of use assets related to buildings amounted to
€1,886 thousand as of September 30, 2024 and €1,304 thousand as of September 30, 2025.
As of September 30, 2025, no indicator of impairment has been identified.
Note 9. Other financial assets
Other financial assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2024	AS OF SEPTEMBER 30, 2025
OTHER FINANCIAL ASSETS
Advances related to CRO contracts	4,929	4,283
Deposits	863	693
Other	126	126
Total other non-current financial assets	5,919	5,102
Advances related to CRO contracts	7,418	7,945
Receivable from Citibank	—	1,226
Deposits	136	—
Total other current financial assets	7,554	9,171
Advances related to CRO contracts
These advances granted in 2022 for clinical studies are to be recovered at the end of the studies after final reconciliation with pass-
through costs, which are being invoiced and paid as studies are carried out. These long-term advances were measured at fair value on initial recognition, using discount rates ranging from 0.19% to 7.16%, and are subsequently measured at amortized cost. The recovery dates of the first two advances are scheduled in the first half of 2026.
During the first half of 2023, additional advances related to CRO contracts amounting to €1,620 thousand were made (undiscounted amount). These long-term advances were measured at fair value on initial recognition, using discount rates ranging from 7.09% to
7.59%, and are subsequently measured at amortized cost.
At inception, a prepaid expenses asset was recognized for the difference between the advances’ nominal value and fair value, and spread over the term of the advances, at the rate of recognition of the related R&D expenses (see Note 10).
In March 2024, a change order was signed with the CRO, extending the scope (addition of maintenance studies) and end date of one of the studies to 2029, thus postponing the recovery date of the corresponding advance of €5,538 thousand from June 2026 to June 2029.
The Group considered that this asset modification met the criteria for derecognition, and recognized a new financial asset at fair value on that date, using a discount rate of 6.83%. Since the Group considers that these advances are made in exchange for a discount on future services to be received from the CROs, a prepaid expense asset was also recognized for the difference between the derecognized asset carrying value and new asset fair value, and spread over the term of the advance (equal to the period of service) in a similar manner.
The credit risk related to these advances is deemed insignificant due to the CROs' credit ratings.
Receivable from Citibank
As part of the depositary agreement between Citibank and the Group, the latter is entitled to receive a portion of the issuance, cancellation and depositary service fees collected from ADS holders by Citibank, who is acting as the Group's exclusive depositary for its publicly listed ADSs (see Note 18).
Deposits

Deposits include the Paris and Boston offices lease contracts, the ATM Program, as well as other security deposits.
Note 10. Other receivables and assets
Other receivables and assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2024	AS OF SEPTEMBER 30, 2025
OTHER RECEIVABLES AND ASSETS
Prepaid expenses - non current	948	717
Total non-current other receivables and assets	948	717
Research tax credit ("CIR")	5,774	2,791
VAT receivables	9,841	10,270
Prepaid expenses	3,233	1,988
Employee-related receivables	—	5,362
Credit notes	48	11
Total current other receivables and assets	18,896	20,421
Other receivables and assets	19,843	21,137
Research tax credit (“CIR”)
The CIR is recognized as Other Operating Income in the year to which the eligible research expense relates. The Group received the payment for the CIR for the 2024 tax year of €5,640 thousand in June 2025. The additional CIR of €2,791 thousand recorded over the nine-month period ended September 30, 2025 relates to research expenses incurred during the period.

Employee-related receivables
In connection with the vesting of AGAs granted to its employees in the U.S. (analogous to restricted stock units), the Group settles its
U.S. employee tax obligations on their behalf through a "sell-to-cover" mechanism. A portion of the vested shares is sold on behalf of the employees to fund the withholding taxes, with employees receiving the remaining shares net of the amounts sold.
As of September 30, 2025, the Group had settled such U.S. employee tax obligations of €5,362 thousand in advance of receiving the proceeds from the sale of the corresponding shares. The sell-to-cover transactions were completed in October 2025 and the related receivable was settled.
Prepaid expenses
Prepaid expenses as of September 30, 2025 include prepaid expenses related to CRO contracts for an amount of €1,171 thousand (see
Note 9) and other expenses from various suppliers amounting to €1,534 thousand.

Note 11. Cash and cash equivalents
Cash and cash equivalents break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2024	AS OF SEPTEMBER 30, 2025
CASH AND CASH EQUIVALENTS
Cash equivalents	87,265	573,318
Cash	56,956	16,385
Cash and cash equivalents	144,221	589,703
Cash equivalents mainly include term deposits with short-term maturities and highly liquid investments in mutual funds as of
December 31, 2024 and September 30, 2025. As of September 30, 2025, cash equivalents include the invested proceeds from the
Offering.
As of December 31, 2024 and September 30, 2025, in addition to the Group’s bank accounts, cash includes notice accounts amounting to €44,239 thousand and €15,169 thousand respectively. These funds are available on demand within 24 hours and without penalty.
As of December 31, 2024 and September 30, 2025, the impact of the revaluation of cash and cash equivalents held in U.S. dollars into the Company's functional currency is a net financial gain of €2,035 thousand and a net financial loss of €8,297 thousand, respectively.

Note 12. Financial assets and liabilities
The following table shows the carrying amounts and fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy.
Tax and employee-related payables are non-financial liabilities and are therefore excluded from the tables below. They are presented in Note 17.2.

			AS OF DECEMBER 31, 2024
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	13,473	12,690	—	12,690	—
Other receivables and assets (2)	19,843	19,843	—	19,843	—
Cash and cash equivalents (1)	144,221	144,221	—	144,221	—
Total financial assets	177,537	176,754	—	176,754	—
Financial liabilities—non-current portion (4, Note 15)	69,069	73,497	3,620	—	69,877
Financial liabilities—current portion (3, Note 15)	44,935	44,935	21,183	—	23,752
Trade payables and other current liabilities (3)	43,824	43,824	—	—	43,824
Total financial liabilities	157,828	162,256	24,803	—	137,453

				AS OF SEPTEMBER 30, 2025
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION		FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	14,273		13,904	—	13,904	—
Other receivables and assets (2)	21,137		21,137	—	21,137	—
Cash and cash equivalents (1)	589,703		589,703	441,318	148,385	—
Total financial assets	625,114		624,744	441,318	183,426	—
Financial liabilities—non-current portion (4, Note 15)	44,588	(29,400)	109,751	—	—	109,751
Financial liabilities—current portion (3, Note 15)	29,400		29,400	—	—	29,400
Trade payables and other current liabilities (3)	30,019		30,019	—	—	30,019
Total financial liabilities	104,007		169,170	—	—	169,170
(1)    The fair value of cash and cash equivalents is determined based on Level 1 fair value measurement and corresponds to the market value of the assets.
(2)    The carrying amount of financial assets measured at amortized cost is deemed to be a reasonable estimate of fair value, except for the long-term advances made to CROs, whose fair value is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using credit spreads ranging from 104 bp to 218 bp as of December 31, 2024 and 36 bp to 188 bp as of September 30, 2025. As of December 31, 2024 and September 30, 2025, an increase in the credit spread by
+100 bp would result in a decrease in the advances fair value by €236 thousand and €243 thousand respectively.
(3)    The carrying amount of short-term financial liabilities measured at amortized cost was deemed to be a reasonable estimate of fair value.

(4)    The fair value of the royalty certificates, Heights convertible notes, Kreos / Claret BSA and Minimal Return Indemnifications is
based on Level 3 fair value measurement and is estimated based on models and assumptions detailed in Note 15. The fair value of other long-term financial liabilities is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using the following assumptions:
•For the debt components of the Kreos / Claret OCABSA (tranche A) and tranches B and C of the Kreos / Claret straight bond loans, a credit spread of 750 bp as of December 31, 2024 and 850 bp as of September 30, 2025.
As of December 31, 2024 and September 30, 2025, an increase in the credit spread by +100 bp would result in a decrease in the Kreos / Claret tranche A (OCABSA), tranches B and C debt components fair value by respectively €538 thousand and
€344 thousand, respectively (the OCABSA held by Kreos being fully converted and no longer oustanding as of September
30, 2025).
•For the PGE loan, a credit spread of 900 bp as of December 31, 2024. As of December 31, 2024 an increase in the credit spread by +100 bp would result in a decrease in the PGE loan fair value by €39 thousand. The PGE being a short-term liability as of September 30, 2025, its carrying amount measured at amortized cost is deemed to be a reasonable estimate of its fair value on that date.
Note 13. Shareholders’ equity
Note 13.1. Share capital issued
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
As of September 30, 2025, the Company’s share capital amounted to €778 thousand divided into 77,830,067 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since inception.
Share capital does not include founders’ share subscription warrants (“bons de souscription de parts de créateur d’entreprise” or
“BCE”), share subscription warrants (“Bons de souscription d’actions,” or “BSA”) and free shares (“Attributions gratuites d’actions,”
or “AGA”) that have been granted to certain investors or natural persons, both employees and non-employees of the Group, but not yet exercised.
The Company held none of its own shares as of December 31, 2024 and September 30, 2025.
The number of outstanding ordinary shares was 63,347,837 and 77,830,067 as of December 31, 2024 and September 30, 2025,
respectively.
Note 13.2. Change in share capital
The increase in the share capital for the nine months ended September 30, 2025 relates to (i) the public Offering completed in July
2025, (ii) the conversion of the Heights notes (see Note 15.2), (iii) the exercise of the Kreos / Claret BSA, (iv) the conversion of the
Kreos OCABSA (see Note 15.1), (v) the vesting of 546,905 AGAs and (vi) the exercise of 24,246 BCEs (see Note 14), resulting in the issuance of respectively 11,679,400, 920,377, 525,913, 785,389, 546,905 and 24,246 ordinary shares (i.e. 14,482,230 in the aggregate)
with a par value of €0.01 per share.
Distribution of dividends
The Group did not distribute any dividends during any of the periods presented, does not have any present plan to pay any cash dividends on its equity securities in the foreseeable future and currently intends to retain all available funds and any future earnings to operate and expand its business.

Note 14. Share-based payments
The Group has granted BCEs, BSAs and AGAs. These plans qualify as “equity settled” under IFRS 2. The Group does not have any obligation to purchase these instruments in the event of departure or if a specific event does not occur.
BCEs
The following tables summarize the data relating to BCEs:

TYPE	NUMBER OF BCEs ISSUED	NUMBER OF BCE OUTSTAND ING AS OF JANUARY 1, 2025	NUMBER OF ISSUED BCEs	NUMBER OF LAPSED BCEs	NUMBER OF EXERCISE D BCEs	NUMBER OF BCEs OUTSTAND ING	NUMBER OF BCEs EXERCISA BLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
			FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025			AS OF SEPTEMBER 30, 2025
BCE-2016-1	84,000	18,796	—	—	(13,796)	5,000	5,000	5,000
BCE-2017-1	67,374	67,000	—	—	—	67,000	41,735	67,000
BCE-2017-2	150,000	112,500	—	—	—	112,500	112,500	112,500
BCE-2017-4	67,374	67,373	—	—	—	67,373	33,686	67,373
BCE-2017-5	67,374	33,687	—	—	—	33,687	16,843	33,687
BCE-2018-1	22,000	11,980	—	—	(8,450)	3,530	3,530	3,530
BCE-2018-4	16,843	16,843	—	—	—	16,843	8,422	16,843
BCE-2018-5	22,000	2,000	—	—	(2,000)	—	—	—
Total BCEs	496,965	330,179	—	—	(24,246)	305,933	221,716	305,933

BSAs
The following tables summarize the data relating to BSAs:

GRANT DA TE	TYPE	Total NUMBER OF BSAs ISSUED	NUMBER OF BCAs OUTSTAND ING AS OF JANUARY 1, 2025	NUMBER OF ISSUED BSAs		NUMBER OF LAPSED BSAs	NUMBER OF EXERCISE D BSAs	NUMBER OF BSAs OUTSTAND ING		NUMBER OF BSAs EXERCISA BLE		MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
				FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025				AS OF SEPTEMBER 30, 2025
2015-12-04	BSA-2015-11	96,924	96,924	—		—	—	96,924		96,924		96,924
2015-12-04	BSA-2015-12	82,000	16,400	—		—	—	16,400		16,400		16,400
2017-09-18	BSA-2017-1	16,400	16,400	—		—	—	16,400		16,400		16,400
2018-01-22	BSA-2018-1	49,200	16,400	—		—	—	16,400		16,400		16,400
2024-04-04	BSA-2024-1	58,365	58,365	—		—	—	58,365		—		58,365
2024-04-04	BSA-2024-2	19,455	19,455	—		—	—	19,455		—		19,455
2025-01-13	BSA-2025-1	100,000	—	100,000		—	—	100,000		—		100,000
2025-01-13	BSA-2025-2	25,000	—	25,000		—	—	25,000		—		25,000
2025-04-22	BSA-2025-3	39,370	—	39,370		—	—	39,370	—	—	39,370	39,370
	Total BSAs	486,714	223,944	164,370	0	—	—	388,314		146,124		388,314
BSAs granted in January and April 2025
In January 2025, the Group granted its independent Board members, as well as one of its Board Observers and Advisor, the right to subscribe up to 125,000 BSAs in the aggregate, the vesting of which (if subscribed) is subject to a service condition of four years, by tranches of 25% each, vested on January 1 of each year. Additionally, the BSAs are subject to a vesting acceleration condition in case of a tender offer on the securities issued by the Group and resulting in a change of control of the Group. All of the granted BSAs were subscribed by the beneficiaries in February 2025.
In April 2025, the Group granted to one of its Board members the right to subscribe up to 39,370 BSAs, the vesting of which is subject to a service condition of four years, by tranches of 25% each, vested on May 1 of each year. The BSAs were subscribed in May 2025.
The fair value of the BSAs was determined at grant date using the Black Scholes model, with the following assumptions:

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE BSA	NUMBER OF BSAs	SUBSCRIPTI ON PRICE	STRIKE PRICE PER SHARE	RISK FREE RATE	EXPECTED MATURITY	VOLATILITY
BSA-2025-1	€6.13	[€3.5-€3.9]	100,000	€2.00	€6.63	4.65%	[5.5-7 years]	60.88%
BSA-2025-2	€6.13	[€3.5-€3.9]	25,000	€2.00	€6.63	4.65%	[5.5-7 years]	60.88%
BSA-2025-3	€6.48	[€3.7-€4.1]	39,370	€1.27	€6.41	3.92%	[5.5-7 years]	60.69%
AGAs
The following tables summarize the data relating to AGAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DATE	TYPE		Total NUMBER OF AGAs ISSUED	NUMBER OF AGAs OUTSTANDING AS OF JANUARY 1, 2025	NUMBER OF ISSUED AGAs	NUMBER OF LAPSED AGAs	NUMBER OF VESTED AGAs	NUMBER OF AGAs OUTSTANDING
					FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025			AS OF SEPTEMBER 30, 2025
2023-07-11	AGA-2023-1		1,382,796	780,040	—	—	(177,280)	602,760
2023-07-11	AGA-2023-2		100,000	75,000	—	(75,000)	—	—
2023-09-28	AGA-2023-3		731,500	485,875	—	(15,500)	(251,125)	219,250
2023-09-28	AGA-2023-4		254,250	213,250	—	(1,250)	(108,500)	103,500
2023-12-01	AGA-2023-5		132,750	81,250	—	(26,000)	—	55,250
2024-02-01	AGA-2024-1		1,549,125	1,355,625	—	(30,125)	—	1,325,500
2024-03-28	AGA-2024-2		22,500	22,500	—	—	—	22,500
2024-05-23	AGA-2024-3		38,500	38,500	—	(7,500)	—	31,000
2024-07-11	AGA-2024-4		93,000	93,000	—	—	—	93,000
2024-07-11	AGA-2024-5		25,000	25,000	—	—	—	25,000
2024-07-11	AGA-2024-6		20,000	20,000	—	—	(10,000)	10,000
2024-09-05	AGA-2024-7		198,000	198,000	—	—	—	198,000
2025-02-06	AGA-2025-1		4,319,500	—	4,319,500	(5,500)		4,314,000
2025-02-06	AGA-2025-2		123,102	—	123,102	—		123,102
2025-02-06	AGA-2025-3		17,625	—	17,625	—		17,625
2025-02-06	AGA-2025-4		30,500	—	30,500	—		30,500
2025-03-20	AGA-2025-5		50,000	—	50,000	—	—	50,000
2025-05-30	AGA-2025-6		25,000	—	25,000	—	—	25,000
2025-08-01	AGA-2025-7		1,711,000	—	1,711,000	—	—	1,711,000
	Total AGAs	0	10,824,148	3,388,040	6,276,727	(160,875)	(546,905)	8,956,987

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE AGA	MATURITY	VOLATILITY	RISK FREE RATE
AGA-2025-1	€5.82	€5.82	N/A	N/A	N/A
AGA-2025-2	€5.82	€5.82	N/A	N/A	N/A
AGA-2025-3	€5.82	€5.82	N/A	N/A	N/A
AGA-2025-4	€5.82	€5.82	N/A	N/A	N/A
AGA-2025-5	€6.17	€6.17	N/A	N/A	N/A
AGA-2025-6	€5.17	€5.17	N/A	N/A	N/A
AGA-2025-7	€61.20	€61.20	N/A	N/A	N/A
AGAs granted in February, March, May and August 2025
From February to August 2025, certain of the Group’s officers and employees were allocated 4,319,500 AGAs (AGA plan 2025-1),
123,102 AGAs (AGA plan 2025-2), 17,625 AGAs (AGA plans 2025-3), 30,500 AGAs (AGA plan 2025-4), 25,000 AGAs (AGA plan
2025-6) and 1,711,000 AGAs (AGA plan 2025-7) in the aggregate, the vesting of which is subject to certain conditions:

•Subject to remaining employed with the Group, each such officer or employee’s AGAs will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and
(iii) 25% at the end of a four-year period from the allocation date (service condition).
•By exception to the above, the vesting of almost half of the 4,319,500 2025-1 AGAs is subject to the occurrence of a tender offer on the securities issued by the Group and resulting in a change of control of the Group before a certain date, and the
123,102 2025-2 AGAs will vest entirely at the end of a two-year period from the allocation date.
•Additionally, all the remaining 2025-1 AGAs as well as the 2025-2, 2025-3 and 2025-4 AGAs are subject to a vesting acceleration condition in case of a tender offer on the securities issued by the Group and resulting in a change of control of the Group.
In March 2025, a Group employee was allocated 50,000 AGAs (AGA plan 2025-5), the vesting of which is subject to the achievement of certain milestones related to clinical studies and market authorization of ABX464 in UC and CD. These AGAs are also subject to a vesting acceleration condition in case of a tender offer on the securities issued by the Group and resulting in a change of control of the
Group.
Breakdown of the compensation expenses accounted for the three- and nine-month periods ended September 30,
2024 and 2025:

TYPE (in thousands of euros)	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024		FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
BCEs	(56)	—	(84)	—	—
BSAs	(130)	(142)	(199)	—	(213)
AGAs	(9,914)	(16,023)	(15,484)	—	(22,284)
Social taxes related to AGAs	(441)	(30,251)	(619)	—	(30,918)
Total	(10,541)	(46,416)	(16,386)	—	(53,415)
The significant amount of social taxes related to AGAs (and related provisions) for the nine months ended September 30, 2025 is attributable to the increase in the price of the underlying shares over the period.
Provisions for social taxes related to AGAs are classified within the Current Provisions and Non-current Provisions line items in the balance sheet, which amount to €532 thousand and €819 thousand, respectively, as of December 31, 2024 and €11,412 thousand and
€16,622 thousand, respectively, as of September 30, 2025.

Note 15. Financial liabilities
Financial liabilities break down as follows:

(amounts in thousands of euros)
FINANCIAL LIABILITIES	AS OF DECEMBER 31, 2024	AS OF SEPTEMBER 30, 2025
Kreos & Claret bond loans	26,373	11,779
Lease liabilities	1,431	611
PGE	1,252	—
Borrowings	29,056	12,390
Kreos & Claret convertible notes (OCABSA)	23,370	4,099
Convertible loan notes	23,370	4,099
Kreos & Claret minimal return indemnifications	3,620	—
Derivative instruments	3,620	—
Royalty certificates	13,023	28,099
Other financial liabilities	13,023	28,099
Total non-current financial liabilities	69,069	44,588

Kreos & Claret bond loans	20,028	23,040
Lease liabilities	932	938
PGE	1,235	1,252
Borrowings	22,195	25,230
Heights convertible notes	21,574	—
Kreos & Claret convertible notes (OCABSA)	—	4,170
Convertible loan notes	21,574	4,170
Kreos & Claret BSA	1,166	—
Derivative instruments	1,166	—
Total current financial liabilities	44,935	29,400
Total financial liabilities	114,004	73,988
Note 15.1. Structured debt financing with Kreos & Claret subscribed in August 2023 – “Kreos / Claret Financing”
The Kreos / Claret Financing consists of three tranches of €25,000 thousand each in aggregate principal amount (the convertible
OCABSA and the second and third tranches of non-convertible bonds, respectively the "tranches A, B and C") as well as a Minimal
Return Indemnification ("MRI") to the benefit of the bondholders.
In addition to the Kreos / Claret OCABSA, the Group has issued share warrants (the “tranche A-B BSA” and “tranche C BSA”), giving Kreos and Claret the right to subscribe to up to 214,198 and 405,832 ordinary shares respectively.
The OCABSA are compound instruments, split between (i) a debt component (then measured at amortized cost) and (ii) an equity component corresponding to the conversion option and the attached OCABSA warrants.
The OCABSA warrants are considered as an embedded component of the bonds rather than a separate stand-alone financial instrument.
The Kreos / Claret second and third tranches are hybrid instruments, split between (i) debt host contracts accounted for at amortized cost and (ii) bifurcated embedded derivatives accounted for at fair value through profit and loss, corresponding to the Minimal Return
Indemnifications and the prepayment options (the fair value of the prepayment options being deemed insignificant at issuance and as of December 31, 2024 and September 30, 2025).

As the A-B and C warrants (the "Kreos / Claret BSA") are contractually transferable separately from the bonds and are redeemable in a variable number of ordinary shares of the Group, they are classified as standalone derivative financial liabilities.
The detailed terms and conditions and the accounting treatment of these instruments are presented in Note 15.1 to the annual consolidated financial statements of the Group as of December 31, 2024 accompanying the Group’s Annual Report.
On August 6, 2025, Kreos Capital VII(UK) Limited converted the Tranche A portion of the Kreos / Claret Financing (the Kreos /
Claret OCABSA), resulting in the issuance of 785,389 ordinary shares and an increase in equity by €16,058 thousand.
In addition, on the same date Kreos Capital VII Aggregator SCSp opted for the cashless exercise of its share warrants (the tranche A-B
BSA and tranche C BSA), implemented through the repurchase by the Company of 94,117 tranche A-B and C BSA and the issuance of 319,251 ordinary shares of the Company. At this date, the fair value of exercised warrants of €15,143 thousand was reclassified from derivative financial liabilities to equity. As of this date, due to the put option being exercised by the holders, the fair value of the
BSAs is deemed equal to their intrinsic value, which is equal to the difference between the share price on August 6, 2025 and their exercise price.
On August 28, 2025, Claret European Growth Capital Fund III SCSp, exercised its share warrants (the tranche A-B BSA and tranche
C BSA) for 206,662 shares of the Company. At this date, the fair value of exercised warrants of €11,531 thousand was reclassified from derivative financial liabilities to equity.
In the context of the Minimal Return Indemnification, the Minimum Cash Return amount was defined as follows:
(i) with respect to tranche A and tranche B, 1.4 times the amount of the cumulated principal drawn under the relevant instrument, and;
(ii) with respect to tranche C, 1.3 times the amount of the cumulated principal drawn under the relevant instrument.
In the event the amount of the cash generated by the tranche A (the Kreos / Claret OCABSA), tranche B or tranche C bond loans, including principal and interest payments, transaction fees, and the end-of-loan exit fees, (the “Actual Return” calculated as at the earlier of (i) March 31, 2027, or (ii) the date of any prepayment or acceleration of the tranche B and C bond loans or more generally such earlier date as the same shall become repayable ("the Redemption Date")), is lower than the Minimum Cash Return, the Group shall indemnify the bondholders for the difference between the Minimum Cash Return and the Actual Return (the “Minimal Return
Indemnification").
In July 2025, as a result of (i) the repayments of principal and interests made until that date, (ii) the exercise of the Tranche A-B and C
BSA and (iii) the conversion of the Kreos OCABSA, the cash generated thereby met the Minimum Cash Return due to the Kreos /
Claret bondholders. Consequently, as no further payment could be due by the Group in relation to the Kreos / Claret Minimal Return
Indemnification, the MRI derivatives amounting to €3,620 thousand were derecognized on that date.
On November 25, 2025, Claret European Growth Capital Fund III SCSp converted its portion of the Tranche A portion of the Kreos /
Claret Financing (the Claret OCABSA), resulting in the issuance of 392,695 ordinary shares of the Group. Following this conversion, the Group no longer holds any debt related to the Tranche A of the Kreos Claret Financing.
On November 28, 2025, the Group notified the bondholders of its intention to prepay in full the outstanding balances of Tranches B and C of the Kreos / Claret Financing. The transaction is expected to be completed before December 31, 2025. Following this redemption, the Group would no longer hold any debt related to the entire Kreos / Claret Financing.
Measurement of the Kreos / Claret second and third tranches hybrid instruments
At inception, the net cash proceeds reflect the tranches' initial fair values. The fair values of the Minimal Return Indemnifications were deducted from the initial carrying values of the debt components of each tranche, which were subsequently measured at amortized cost using the effective interest rate ("EIR") method.

The fair values of the Minimal Return Indemnifications were measured using the following assumptions:

Tranche B Minimal Return Indemnification - March 2024	AS OF DECEMBER 31, 2024
Minimal return	1.40x
Discount rate	7.50%
Probability-weighted present value of shortfall payment (in thousands of €)	2,635 (Final redemption) 136 (Tender offer)
Probability-weighted fair value of tranche A-B warrants with MRI (in thousands of €)	104 (Final redemption)
Probability-weighted fair value of tranche A-B warrants without MRI (in thousands of €)	241 (Final redemption)
Total fair value of MRI (in thousands of €)	2,499 (Final redemption, i.e. a+b-c) 136 (Tender offer)
Fair value of Tranche B MRI (in thousands of €)	2,636

Tranche C Minimal Return Indemnification - June 2024	AS OF DECEMBER 31, 2024
Minimal return	1.30x
Discount rate	7.50%
(a) Probability-weighted present value of shortfall payment (in thousands of €)	1,160 (Final redemption) 43 (Tender offer)
(b) Probability-weighted fair value of tranche A-B warrants with MRI (in thousands of €)	684 (Final redemption)
(c) Probability-weighted fair value of tranche A-B warrants without MRI (in thousands of €)	903 (Final redemption)
Total fair value of MRI (in thousands of €)	941 (Final redemption, i.e. a+b-c) 43 (Tender offer)
Fair value of Tranche C MRI (in thousands of €)	984
For the purpose of measuring the fair value of the MRI (shortfall payment), the fair value of the tranche A-B and C BSA was measured with a Black Scholes model under the Final redemption scenario and with a Monte Carlo model under the Tender offer scenario.
As of December 31, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1% risk-free rate, +10% in the probability of achieving the Final redemption scenario and +1% discount rate would result in changes of the MRI B and C fair value by respectively €(1) thousand, €(3) thousand, €(3) thousand, €+3 thousand and €(82) thousand.
Measurement of the Kreos / Claret tranche A-B-C BSA
The Kreos / Claret tranche A-B and tranche C BSA are measured at fair value using a Black-Scholes valuation model. The model considers two probability-weighted scenarios, i.e. (i) the 7-year expiry of the BSA and (ii) an earlier exercise upon a tender offer. The main data and assumptions are the following:

Kreos/Claret Tranche A-B BSA - August 2023	AS OF DECEMBER 31, 2024
Number of outstanding BSA	214,198
Exercise price per share	€18.67
Ordinary share price	€6.76
Exercise date	19/08/2030 (expiry) 18/02/2027 (tender offer)
7-year expiry scenario probability	95%
Volatility	44.3% (expiry) 44.3% (tender offer)
Dividend	0
Risk-free rate	2.9% (expiry) 2.9% (tender offer)
Fair value of issued Kreos/Claret Tranche A-B BSA	243

Kreos/Claret Tranche C BSA - November 2023	AS OF DECEMBER 31, 2024
Number of outstanding BSA	405,832
of which, number of conditional BSA	0
Exercise price per share	€9.86
Ordinary share price	€6.67
Exercise date	01/11/2030 (expiry) 18/02/2027 (tender offer)
7-year expiry scenario probability	95%
Probability of Drawdown of Tranche C credit facility	Drawn on June 21, 2024
Volatility	44.3% (expiry) 44.3% (tender offer)
Dividend	0
Risk-free rate	2.9% (expiry) 2.9% (tender offer)
Fair value of issued Kreos/Claret Tranche A-B BSA	923
As of December 31, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1% risk-free rate and
+10% in the probability of achieving the 7 years expiry scenario would result in an increase of Kreos / Claret A-B and C BSA fair value by respectively €37 thousand, €350 thousand, €61 thousand and €75 thousand.
Note 15.2.  Heights convertible notes
The Heights convertible notes consists of (i) a host debt instrument and (ii) conversion and settlement options representing embedded derivatives. The whole instrument is measured at fair value through profit or loss ("FVTPL") at each reporting date.
At inception, the Heights convertible notes' fair value differed from the issuance proceeds by €2,359 thousand.
Since the fair value measurement of the instrument is evidenced by a valuation technique that does not only use data from observable markets, the carrying amount was adjusted to defer the difference between the fair value measurement and the transaction price, and the day one gain is therefore recognized in financial income on a straight-line basis over the term of the instrument.
In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-
current, and Non-current Liabilities with Covenants, the Heights convertible notes are classified as current financial liabilities.
The fair value of the Heights convertible notes (including the embedded features) has been measured with a Monte Carlo model, considering two probability-weighted scenarios: (i) a Put Event or Default/Dissolution scenario and (ii) a voluntary conversion at maturity scenario. The main data and assumptions are the following:

Heights convertible notes - August 2023	AS OF DECEMBER 31, 2024
Original principal amount (in thousands of €)	35,000
Interest rate	6%
Conversion price per share	€23.77
Ordinary share price	€6.76
Maturity date	24/08/2025 (put event) 24/08/2027 (HTM/voluntary conversion)
Held to maturity scenario probability	75%
Initial price limit	€14.43
Early redemption amount (put event)	120.00%
Volatility	50%
Credit spread	25%
Risk-free rate	2.9%
Fair value of Heights convertible notes (in thousands of €)	20,017
As of December 31, 2024, using the same assumptions with an increase of +1% volatility, €+1 share price, +1% risk-free rate and
+10% probability of achieving the held to maturity scenario would result in a change in the Heights convertible notes fair value by respectively €+2 thousand, €+39 thousand, €(219) thousand and €(631) thousand.
On July 23 and July 30, 2025, the noteholders requested the conversion of respectively 150 and 200 convertible notes (corresponding to the entirety of the outstanding principal amount of approximately €21.9 million) into 920,377 new ordinary shares of the Group at a conversion price of €23.7674 per ordinary share (see Note 3.2 "Conversion of the Heights convertible notes – July-August 2025").
At these dates, the fair value of the converted notes of €53,921 thousand was reclassified from financial liabilities to equity. On the conversion dates, due to the put option being exercised by the holders, the fair values of the Heights notes were deemed equal to the market prices of the issued shares.
As a result of the derecognition of the Heights notes, the outstanding day-one gain was entirely amortized, resulting in a financial income of €1,262 thousand.

Note 15.3. State guaranteed loan – “PGE”
The payment of the last installment of the State-guaranteed loan (Prêt garanti par l'Etat, or "PGE") is scheduled in June 2026.
Note 15.4. Lease liabilities
The variations in lease liabilities are set forth below:

AS OF DECEMBER 31, 2023	540
(+) Increase	2,051
(-) Decrease	(406)
AS OF SEPTEMBER 30, 2024	2,185

AS OF DECEMBER 31, 2024	2,363
(+) Increase	—
(-) Decrease	(814)
AS OF SEPTEMBER 30, 2025	1,549
Lease liabilities mainly relate to the Group’s former headquarters in Paris (as of December 31, 2023), the Boston office entered into in
November 2023, the Montpellier offices entered into in April 2024, the new Paris headquarters entered into in May 2024 and to a lesser extent to vehicles, parking lots and printers (Note 8).
As of December 31, 2024 and September 30, 2025, the lease liabilities of the Paris headquarters and Boston offices represented 93%
and 96% of the total lease liability, respectively.
Lease expenses related to contracts for which a lease liability and right of use asset is recognized under IFRS 16 were €412 thousand and €637 thousand for the nine-month periods ended September 30, 2024 and 2025, respectively. They were recognized for (i)
€591 thousand and €568 thousand as Depreciation expenses and (ii) €43 thousand and €51 thousand as Interest expenses, for the nine-
month periods ended September 30, 2024 and 2025, respectively.
Lease expenses related to short-term lease contracts and low value assets that are not included in the valuation of the lease liability amount to €251 thousand, and €172 thousand for the nine-month periods ended September 30, 2024 and 2025, respectively.

Note 15.5. Royalty certificates
The royalty certificates are measured at amortized cost using the EIR method.
During the third quarter of 2025, the Group revised the probability of success (“POS”) of the obefazimod clinical trials to take into account the Phase 3 results announced in July 2025 and reassessed its estimate of future royalty cash flows accordingly. This change in estimate resulted in a remeasurement of the certificates’ amortized costs, using the original EIR of 34% calculated at the date of issuance, which led to an increase by €11,318 thousand of the royalty certificates liability. The expense was recorded within the financial expenses in the Statements of Income (Loss).
As of September 30, 2025, using the same future royalty cash flows assumptions with an increase of +5 points of POS and +5% of peak penetration (best case scenario) would result in an increase in the royalty certificates carrying value by respectively €
+1,439 thousand and €+2,436 thousand. Using the same assumptions with a decrease of (5)% points of POS and (5)% of peak penetration (worst case scenario) would result in a decrease in the royalty certificates carrying value by respectively €(1,591) thousand and €(3,851) thousand.
Fair value
The fair value of the royalty certificates amounts to €7,313 thousand as of December 31, 2024 and €88,094 thousand as of September
30, 2025. The variation is primarily explained by the revised POS, reflecting the results of the Phase 3 trials, and by the decrease in the discount rate, both reflected by the increase in the Group's share price during the third quarter of 2025 (see Note 3.2 - Publication of positive Phase 3 results from both ABTECT 8-week induction trials investigating obefazimod, in moderate to severely active UC – July
2025).
The fair value of the royalty certificates is based on the net present value of royalties, which depends on assumptions made by the
Group with regards to the POS of its studies, the commercialization budget of obefazimod (“peak penetration”) and the discount rate.
In addition, as of December 31, 2024, royalty projections have been adjusted to reflect the significant difference between the Group’s value derived from management projections and the Group’s market capitalization. As of September 30, 2025, following the increase in the Group's share price and the business plan update, such adjustment was no longer required. Management ensured that the discount rate of 10.0% used is reasonable based on the specific risk profile of the royalties certificates.
As of December 31, 2024, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario), +1% discount rate and €+1 share price would result in a change in the royalty certificates fair value by respectively €
+572 thousand, €+1,735 thousand, €(314) thousand and €+1,160 thousand. Using the same assumptions with a decrease of (5)%
points of POS, (5)% of peak penetration (worst case scenario) and (1)% discount rate and €(1) share price would result in a change in the royalty certificates fair value by respectively €(572) thousand, €(2,527) thousand, €+332 thousand and €(1,160) thousand.
As of September 30, 2025, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario) and +1% discount rate would result in a change in the royalty certificates fair value by respectively €+5,014 thousand, €
+2,991 thousand and €(4,334) thousand. Using the same assumptions with a decrease of (5)% points of POS, (5)% of peak penetration
(worst case scenario) and (1)% discount rate would result in a change in the royalty certificates fair value by respectively
€(5,014) thousand, €(5,686) thousand, and €4,612 thousand.

Note 15.6. Change in financial liabilities
Changes in financial liabilities, excluding derivative instruments, are presented below as of September 30, 2024 and 2025:

(Amounts in thousands of euros)	Kreos/ Claret convertible notes (OCABSA)	Kreos & Claret bond loans	Heights convertibl e notes	PGE	Conditional advances BPI	Lease liabilities	Royalty certificates	Total
FINANCIAL LIABILITIES (excluding derivatives instruments)
AS OF DECEMBER 31, 2023	21,643		29,605	3,678	6,771	540	12,229	74,466
Proceeds		47,444	—					47,444
Repayments			(6,563)	(1,250)	(1,142)	(402)		(9,357)
Interest paid	(1,688)	(2,267)	(1,378)	(18)		(14)		(5,364)
Non-cash changes: classification of embedded derivatives as separate derivative financial instruments		(3,204)						(3,204)
Non-cash changes: (gain)/loss on recognition or derecognition			(442)					(442)
Non-cash changes: interest expense and other	2,956	3,559	1,333	56	7	43	3,023	10,977
Non-cash changes: other fair value remeasurement			609					609
Non-cash changes: conversion into shares					(4,070)		—	(4,070)
Non-cash changes : subsidies					914			914
Non cash changes: additional leases						2,021		2,021
Non cash changes : Effect of the change in foreign currency exchange rates						(3)		(3)
AS OF SEPTEMBER 30, 2024	22,912	45,533	23,164	2,466	2,480	2,185	15,253	113,992

AS OF DECEMBER 31, 2024	23,370	46,401	21,574	2,488	—	2,363	13,023	109,218
Repayments		(14,551)	(2,188)	(1,250)		(782)		(18,770)
Interest paid	(1,688)	(2,951)	(689)	(43)		(51)		(5,422)
Non-cash changes: (gain)/loss on recognition or derecognition			(1,557)					(1,557)
Non-cash changes: interest expense and other	2,644	5,919	778	58		51	3,758	13,209
Non-cash changes: amortized cost remeasurement							11,318	11,318
Non-cash changes: other fair value remeasurement			36,002					36,002
Non-cash changes: conversion into shares	(16,058)		(53,921)					(69,979)
Non cash changes : Effect of the change in foreign currency exchange rates						(33)		(33)
AS OF SEPTEMBER 30, 2025	8,269	34,819	—	1,252	—	1,549	28,099	73,988
For the nine-month period ended September 30, 2024, proceeds from the issuance of the Kreos / Claret tranches B and C bond loans are presented net of transaction costs and deposits (corresponding to the prepayments of half of the last debt installments on issuance date) included in the debt discount using the EIR method, and amounting to €1,475 thousand and €1,081 thousand respectively. Net proceeds from non-convertible bond loans of €47,944 thousand disclosed in the Unaudited Condensed Consolidated Statements of
Cash Flows for the nine-month period ended September 30, 2024 do not include transaction fees of €500 thousand related to the
Kreos / Claret tranche A-B warrants classified as prepaid expenses as of December 31, 2023.
Note 15.7. Change in derivative instruments
Changes in derivative instruments are presented below as of September 30, 2024 and 2025:

(amounts in thousands of euros)	Kreos/Claret BSA	Kreos/Claret Minimal Return Indemnifications	Total
DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2023	2,579	—	2,579
(+) Issuance	—	2,158	2,158
(+) Increase in fair value	544	677	1,221
(-) Decrease in fair value	(139)	—	(139)
AS OF SEPTEMBER 30, 2024	2,984	2,835	5,819

AS OF DECEMBER 31, 2024	1,166	3,620	4,786
(+) Increase in fair value	29,935	—	29,935
(-) Decrease in fair value	—	(3,620)	(3,620)
(-) Repurchases	(4,427)	—	(4,427)
(-) Exercises	(26,674)	—	(26,674)
AS OF SEPTEMBER 30, 2025	—	—	—
Details related to these instruments' accounting treatments and terms and conditions are set forth in Notes 15.1 and 15.2 of these financial statements, as well as in Notes 15.1 and 15.2 to the annual consolidated financial statements of the Group as of December 31,
2024 accompanying the Group’s Annual Report.
Note 15.8. Breakdown of financial liabilities by maturity
The following are the remaining contractual maturities of financial liabilities as of December 31, 2024 and September 30, 2025. The
amounts are gross and undiscounted, and include contractual interest payments.

	AS OF DECEMBER 31, 2024
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS
(amounts in thousands of euros)
Heights convertible notes	21,574	24,063	8,750	8,750	6,563	—
Kreos/Claret convertible notes (OCABSA)	23,370	30,653	2,250	19,943	8,460	—
Kreos/Claret bond loans	46,401	58,080	24,016	25,715	8,348	—
PGE	2,488	2,586	1,293	1,293	—	—
Royalty certificates (1)	13,023	—	—	—	—	—
Lease liabilities	2,363	2,512	993	996	516	7
Derivative instruments	4,786	4,786	1,166	—	3,620	—
Total financial liabilities	114,004	122,680	38,468	56,698	27,507	7

	AS OF SEPTEMBER 30, 2025
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS
(amounts in thousands of euros)
Heights convertible notes	—	—	—	—	—	—
Kreos/Claret convertible notes (OCABSA)	8,269	9,660	4,684	4,976	—	—
Kreos/Claret bond loans	34,819	40,241	25,548	14,693	—	—
PGE	1,252	1,268	1,268	—	—	—
Royalty certificates (1)	28,099	—	—	—	—	—
Lease liabilities	1,549	1,747	980	672	95	—
Derivative instruments	—	—	—	—	—	—
Total financial liabilities	73,988	$52,916	32,481	20,341	95	—
(1) The contractual cash flows above do not include potential future royalty payments related to the royalty certificates, amounting to
2% of the future net sales of obefazimod (worldwide and for all indications). The amount of royalties that may be paid under the royalty certificates is capped at €172.0 million in the aggregate. Royalty payments are expected to take place before the expiry date of the certificates, which is 15 years after their issuance date (September 2, 2037), and would be included in the "from 2 to 5 years" and
"longer than 5 years" maturity categories according to management's projections.
Note 16. Retirement benefit obligations
Retirement benefit obligations include the liability for the defined benefit plan, measured based on the provisions stipulated under the applicable collective agreements, i.e. the French pharmaceutical industry’s collective agreement. This commitment only applies to employees subject to French law. Employees in the U.S. benefit from defined contribution plans (401(k)).
Note 17. Payables and other current liabilities
Note 17.1. Trade payables and other current liabilities
Trade payables and other current liabilities break down as follows:

(amounts in thousands of euros)
TRADE PAYABLES AND OTHER CURRENT LIABILITIES	AS OF DECEMBER 31, 2024		AS OF SEPTEMBER 30, 2025
Trade payables	30,748		14,355
Accrued invoices	13,049		15,663
Other	26		—
Trade payables and other current liabilities	43,824	—	30,019
The decrease in Trade payables as of September 30, 2025 compared to December 31, 2024 is mainly attributable to decreased activity on ABTECT as a result of reaching major milestones in the Phase 3 clinical trials.

Note 17.2. Tax and employee-related payables
Tax and employee-related payables are presented below:

(amounts in thousands of euros)
TAX AND EMPLOYEE-RELATED PAYABLES	AS OF DECEMBER 31, 2024	AS OF SEPTEMBER 30, 2025
Employee-related payables	2,742	3,018
Social security and other	1,783	4,654
Other tax and related payments	184	259
TAX AND EMPLOYEE-RELATED PAYABLES	4,709	7,931
The increase in Social security and other payables relates to social contributions on vested AGAs that have become due.
Note 18. Operating income
Operating income is composed as below:

(amounts in thousands of euros)
OPERATING INCOME	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
Research tax credit ("CIR")	1,332	639	3,997	2,656
Subsidies	20		4,140
Other	(27)	1,404	2	1,474
Total operating income	1,324	2,043	8,139	4,130
Research tax credit (“CIR”)
The Group carries out research and development projects. As such, it has benefited from a research tax credit for the nine-month periods ended September 30, 2024 and 2025 for an amount of €3,997 thousand and €2,656 thousand, respectively.
Subsidies
Subsidies primarily relate to the Bpifrance RNP-VIR and CARENA conditional advances, the repayments of which were partly waived by Bpifrance in June 2024, for €1,872 thousand and €2,251 thousand respectively (see Note 3.1).
Other
For the nine-month period ended September 30, 2025, the line item "Other" mainly includes issuance, cancellation and depositary service fees collected from ADS holders by Citibank, who is acting as the Group's exclusive depositary for its publicly listed ADSs.
As part of the depositary agreement between Citibank and the Group, the latter is entitled to receive a portion of the aforementioned fees collected by Citibank.
The amount recognized for the three-month period ended September 30, 2025 reflects the higher amount of ADS transactions following the announcement of Phase 3 results and the Group's Offering in July 2025.
Note 19. Operating expenses

Note 19.1. Sales and marketing

(amounts in thousands of euros)
SALES AND MARKETING	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
Personnel costs	448	1,256	1,901	2,217
Consulting and professional fees	270	568	2,363	952
Other sales and marketing expenses	135	14	819	203
Sales & Marketing	853	1,838	5,082	3,372
The sales and marketing expenses as of September 30, 2025 consist primarily in consulting costs associated with market research in preparation for the Group's future sales and commercialization efforts in the U.S. The decrease for the nine-month period ended
September 30, 2025 compared to September 30, 2024 was predominantly driven by a reduction in the headcount of the Group's Sales and Marketing department as well as one-time costs that were incurred in 2024 for the Group's corporate re-branding, including its new website. The increase for the three-month period ended September 30, 2025 compared to September 30, 2024 is primarily driven by personnel costs related to share-based compensation (AGAs).
Note 19.2. Research and development
Research and development expenses break down as follows:

(amounts in thousands of euros)
RESEARCH AND DEVELOPMENT EXPENSES	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
Sub-contracting, studies and research	33,271	28,017	80,553	87,309
Personnel costs	4,868	23,528	14,659	34,835
Consulting and professional fees	4,156	3,029	9,644	8,877
Intellectual property fees	493	443	1,434	920
Other research and development expenses	497	399	1,646	1,421
Research and development expenses	43,286	55,416	107,936	133,362
For the nine-month period ended September 30, 2025, research and development expenses were €133,362 thousand, as compared to
€107,936 thousand for the nine-month period ended September 30, 2024, and consisted primarily of expenses related to the UC clinical program for €92,784 thousand, the CD clinical program for €11,472 thousand, the development of new indications for obefazimod for €6,295 thousand as well as transversal activities for €20,367 thousand. This increase was primarily due to increased expenses relating to (i) the continued progression of the UC clinical program and Phase 3 induction trials data read-out during the third quarter of 2025 for €8,579 thousand, (ii) new indications for obefazimod by €5,985 thousand, (iii) the CD clinical program, resulting from the progression of the Phase 2b trials in CD by €5,385 thousand and (iv) transversal activities by €5,948 thousand, mainly due to increased chemistry, manufacturing and control ("CMC") & supply chain costs related to the progression of clinical trials and anticipation of future commercial launch..
These increased costs also resulted from a sharp rise in employer contributions related to share-based payments (AGAs) by €14,815 thousand, in turn attributable to the increase in the Company's share price during the third quarter of 2025 (see Note 14) and recorded under the line item Personnel costs. Similar factors have driven the increase for the three-month period ended September 30, 2025 compared to September 30, 2024.
Note 19.3. General and administrative

(amounts in thousands of euros)
GENERAL AND ADMINISTRATIVE EXPENSES	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
Personnel costs	4,051	21,042	15,483	31,588
Consulting and professional fees	2,229	3,542	6,077	7,245
Other general and administrative expenses	1,095	917	3,746	2,971
General and administrative expenses	7,375	25,500	25,306	41,803
For the nine-month period ended September 30, 2025, general and administrative expenses were €41,803 thousand, as compared to
€25,306 thousand for the nine-month period ended September 30, 2024. This increase was primarily due to the sharp rise in employer contributions related to share-based payments (AGAs) by €15,075 thousands and an increase in consulting and professional fees by
€1,168 thousand, resulting from an increase in legal and professional fees and costs associated with operating as a dual-listed public company.
Similar factors have driven the decrease for the three-month periods ended September 30, 2025 compared to September 30, 2024.
Note 20. Employees
The Group’s average workforce during the periods ended September 30, 2024 and 2025 was as follows:

HEADCOUNT	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
France	36	40
United States	27	27
Total	63	67
Note 21. Financial gain (loss)
The financial loss breaks down as follows:

(amounts in thousands of euros)
FINANCIAL GAIN (LOSS)	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
Interest on bond loans	(2,194)	(1,783)	(3,559)	(5,919)
Interest on convertible loan notes	(1,422)	(694)	(4,290)	(3,422)
Interest on conditional advances and PGE	(12)	(14)	(73)	(58)
Interest on royalty certificates	(1,090)	(1,707)	(3,023)	(3,758)
Interest on lease liabilities	(18)	(15)	(43)	(51)
(Increase) / decrease in derivatives fair value	(699)	(29,544)	(1,221)	(29,935)
Increase / (decrease) in other liabilities / (assets) at fair value through profit and loss	(701)	(37,354)	(609)	(36,015)
Increase / (decrease) in other liabilities / (assets) at amortized cost	—	(12,818)	—	(11,878)
Transaction costs	—	—	(1,606)	—
Foreign exchange losses	(2,323)	(9,113)	(2,154)	(11,419)
Other financial expense	(15)	(8)	(49)	(21)
Financial expenses	(8,474)	(93,051)	(16,627)	(102,478)
Interest income	1,983	3,361	6,794	4,410
(Increase) / decrease in derivatives fair value	1,137	3,639	139	3,620
Increase / (decrease) in other liabilities (assets) at fair value through profit and loss	—	454	—	916
Effect of unwinding the discount related to advances made to CROs	169	173	520	536
Day-one gain on recognition of financial liabilities	147	1,262	442	1,557
Foreign exchange gains	0	11,516	2,054	11,705
Financial income	3,436	20,404	9,949	22,743
Financial gain (loss)	(5,037)	(72,647)	(6,679)	(79,735)
Interest on bond loans consists of interests from the Kreos / Claret B and C tranches, drawn down in March and June 2024, respectively, thus explaining the increase for the three- and nine-month periods ended September 30, 2025 compared to September 30,
2024 (see Note 15.1).
Interests on convertible loan notes corresponds to interests from the Kreos / Claret OCABSA (tranche A) and from the Height notes
(see Notes 15.1 and 15.2).
Transaction costs for the three- and nine-month periods ended September 30, 2024 mainly relate to the amortization of the prepaid expenses related to the transaction costs of the Kreos / Claret tranche C bond loans (see Note 15.1).
Increases and decreases in the fair value of derivatives for the nine-month period ended September 30, 2025 respectively correspond to the remeasurement of the Kreos / Claret BSA prior to their exercise and the derecognition of the Kreos / Claret MRI (see Notes 15.1,
15.2 and 15.7).
The increases in financial liabilities measured at amortized cost mainly correspond to the remeasurements of the royalty certificates following changes in the Group's estimates of future cash flows (see Note 15.6).
The decrease and increase in other liabilities at fair value through profit or loss ("FVTPL") mainly relate to the Heights notes for the three- and nine-month periods ended September 30, 2024 and September 30, 2025 respectively (see Note 15.2).
The increase in other assets at FVTPL for the three- and nine-month periods ended September 30, 2025 result from the revaluation of cash equivalents measured at FVTPL.

The day-one gain on recognition of financial liabilities related to the Heights notes. The amount recorded for the nine-month ended
September 30, 2025 includes the amortization of the outstanding unamortized balance upon the conversion of the notes (see Note
15.2).
Interest income mainly relates to the invested proceeds from (i) the Group's initial public offering on the Nasdaq Global Market and the concurrent European Private Placement from October 2023, (ii) the Kreos / Claret and Heights Financings and (iii) the Group's
public Offering from July 2025.
Foreign exchange losses for the three- and nine-month periods ended September 30, 2025 relate to the translation of cash and cash equivalents held in U.S. dollars into the Company's functional currency as of September 30, 2025, resulting in a net loss of
€8,297 thousand, and to other realized and unrealized losses on foreign exchange transactions (see Note 11).
Foreign exchange gains for the three- and nine-month periods ended September 30, 2025 mainly relate to the €10,663 thousand gain resulting from the favorable change in the euro to U.S. dollar exchange rate between the closing of the Group's July 2025 Offering and the date of receipt of funds.
Note 22. Income tax
The Group incurred tax losses in the current period and prior years. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Group’s business, the Group has not recognized deferred tax assets beyond deferred tax liabilities arising within the same taxable entity under the same taxable regime and with consistent timing of reversal, after considering, if applicable, limitations in the use of deductible tax losses carried forward from prior periods applicable under tax laws in France and in the U.S.
Note 23. Income (loss) per share
Basic loss per share is calculated by dividing income (loss) attributable to equity holders of the Company by the weighted-
average number of outstanding ordinary shares for the period.
Diluted loss per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

(amounts in thousands of euros, except share data)
BASIC AND DILUTED LOSS PER SHARE	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024		FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024		FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
Weighted average number of outstanding shares	63,226,066	—	72,944,298	63,024,814	—	66,634,630
Net loss for the period	(55,227)	—	(153,358)	(136,864)	—	(254,142)
Basic and diluted loss per share (€/share)	(0.87)		(2.10)	(2.17)		(3.81)
Since net results for the three- and nine-month periods ended September 30, 2024 and 2025 are losses, potentially dilutive instruments
(BCEs, BSAs, AGAs, the OCABSA, the Kreos / Claret BSAs and the Heights notes) have been excluded from the computation of diluted weighted-average shares outstanding because such instruments had an antidilutive impact. Consequently, diluted loss per share is the same as the basic loss per share.
Note 24. Related parties
Except for share-based compensation plans (see Note 14), the Group has not engaged in any new transaction with its related parties over the nine-month period ended September 30, 2025.

Note 25. Off-balance sheet commitments given and contingent liabilities
On December 12, 2024, the Group was notified of a claim from the seller of Prosynergia requesting the payment of an earn-out in connection with the transaction. Legal proceedings are ongoing in French court. The Group considers the probability of a resource outflow in connection with this claim to be remote, and therefore has not recorded any provision in its financial statements.
Over the period ended September 30, 2025, the Group has not entered into any significant additional off-balance sheet commitment or amended already existing commitments. The off-balance sheet commitments given by the Group as of September 30, 2025 are identical to December 31, 2024, with the exception of the following changes in the commitments related to CRO contracts:
In the ordinary course of business, the Group regularly uses the services of subcontractors and enters into research and partnership arrangements with various CROs, and with public- sector partners or subcontractors, who conduct clinical trials and studies in relation to the drug candidates. As of December 31, 2024 and September 30, 2025, the Group’s commitments amounted to respectively
€234,908 thousand and €182,597 thousand. The cost of services performed by CROs is recognized as an operating expense as incurred.
Note 26. Off-balance sheet commitments received and contingent assets
Over the nine-month period ended September 30, 2025, the Group has not received any significant additional commitment and has not identified any contingent assets susceptible to being recognized in the future.
Note 27. Management and assessment of financial risks
The Group is exposed to interest rate risk, credit risk, foreign currency risk and liquidity risk. The Group has not identified any significant changes in the identified credit and interest rate risks as of September 30, 2025 compared to December 31, 2024.
Liquidity risk
The remaining contractual maturities of financial liabilities as of December 31, 2024 and September 30, 2025 are presented in Note
15.8.
The Group's estimate of its cash runway as of the date of approval of these financial statements is set forth in Note 2 - Going concern.
Foreign currency risk
The Group is exposed to a risk of exchange rates fluctuations on commercial transactions performed in currencies different from the functional currency of the Group entity recording the transactions.
As of September 30, 2025, the monetary assets and liabilities denominated in U.S. dollars held by the Company amounted to respectively $458,254 thousand (of which $450,233 thousand corresponding to cash and cash equivalents) and $1,878 thousand.
As a result, a 10% adverse change in the closing exchange rate for the euro against the U.S. dollar would have resulted in a foreign exchange loss of €35,337 thousand, while a 10% favorable change would have resulted in a foreign exchange gain of €43,189 thousand.
The Subsidiary does not hold any monetary asset or liability denominated in currencies different from its functioning currency (the
U.S. dollar).

At this stage, the Group has not adopted any other recurring mechanism of hedging to protect its activity against currency fluctuations.
From time to time, the Group may nevertheless subscribe currency term accounts in order to cover a commitment in currency as described above. The Group may consider in the future using a suitable policy to hedge exchange risks in a more significant manner if needed.